Exhibit 2.3

Dated 8th June 2022

(1) AXA PARTNERS HOLDING S.A.

- and -

(2) ROADZEN INC.

DAC Beachcroft LLP

The Walbrook Building 25 Walbrook London EC4N 8AF UK

tel: +44 (0) 20 7242 1011 fax: +44 (0) 20 7831 6630

DX 45 London/Chancery LN

© DAC Beachcroft LLP 2022

DAC Beachcroft LLP

Share Purchase Agreement

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Table of contents	Page (1)

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21.	VARIATION AND WAIVER	52

22.	COSTS	53

23.	NOTICES	53

24.	SEVERANCE	55

25.	AGREEMENT SURVIVES COMPLETION	55

26.	THIRD PARTY RIGHTS	55

27.	COUNTERPARTS	56

28.	RIGHTS AND REMEDIES	56

29.	INADEQUACY OF DAMAGES	56

30.	GOVERNING LAW AND JURISDICTION	57

31.	AGENTS FOR SERVICE OF PROCESS	57

32.	INTEREST ON LATE PAYMENTS AND GROSS UP	57

SCHEDULE 1		60

PARTICULARS OF THE COMPANY AND THE SUBSIDIARY		60

	Part 1: The Company	60

	Part 2: The Subsidiary	61

SCHEDULE 2		62

COMPLETION CONDITIONS AND CONDUCT OF BUSINESS PENDING COMPLETION		62

	Part 1: Conditions to Completion	62

	Part 2: Conduct of business between exchange and Completion	63

SCHEDULE 3		68

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PART 1: SELLER’S COMPLETION OBLIGATIONS	68

PART 2: BUYER’S COMPLETION OBLIGATIONS	69

SCHEDULE 4	71

WARRANTIES	71

Part 1: Fundamental Warranties	71

Part 2: General Warranties	73

Part 3: Tax Warranties	103

SCHEDULE 5	111

TAX COVENANT	111

SCHEDULE 6	134

KEY CLIENTS AND APPLICABLE PROPORTIONS	134

SCHEDULE 7	136

LIMITATIONS	136

SCHEDULE 8	140

CLIENTS AND RESTRICTED PRODUCTS	140

SCHEDULE 9	142

INTELLECTUAL PROPERTY	142

Part 1: Owned IP	142

Part 2: Business IP	142

Part 3: Domain Names and Social Media Accounts	142

SIGNATURE PAGE	144

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THIS AGREEMENT is made                         the day                         of 2022

BETWEEN:

(1)

AXA PARTNERS HOLDING S.A., a company incorporated in France with registration number 410 011 209 R.C.S. Nanterre and having its registered office at 6, rue André Gide, 92320 Châtillon, France (the ”Seller”); and

(2)	ROADZEN INC., a company having its registered office at 2711 Centerville Road, Suite 400, New Castle, Delaware 19808, United States of America (the “Buyer”).

BACKGROUND:

(A)	The Company and the Subsidiary are both private companies limited by shares incorporated in England and Wales.

(B)	Further particulars of the Company and the Subsidiary at the date of this agreement are set out in Schedule 1.

(C)	The Seller is the sole legal and beneficial owner of the Sale Shares.

(D)	The Seller has agreed to sell and the Buyer has agreed to buy the Sale Shares subject to the terms and conditions of this agreement.

NOW IT IS HEREBY AGREED as follows:

1.	INTERPRETATION

1.1 The definitions and rules of interpretation in this clause apply in this agreement.

“2020 Dividend”	the dividend of £241,404.35 to be made by the Company to the Seller in relation to profits of the Business for the period from 1st January 2020 to 31st December 2020, as accrued for in the Locked Box Accounts;

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“Accounts”	the audited financial statements of the Company and the Subsidiary as at and to the Accounts Date comprising the individual accounts of each Group Company, and in the case of the Company, the consolidated group accounts of the Company and the Subsidiary, including in each case the balance sheet and profit and loss account together with the notes on them (copies of which are included at documents 1.1.1.3 and 1.1.2.3 of the Disclosed Documents accompanying the First Disclosure Letter);

“Accounts Date”	31 December 2020;

“Additional Purchase Price”	has the meaning given in clause 5.1;

“Announcement”	has the meaning given to it in clause 16.5;

“Anti-Bribery Law”	means any laws, common law, statutes, directives, bye-laws, orders, treaties, regulations or other subordinate legislation, notices, codes of practice, circulars, guidance notes, judgments, decrees or instructions or decisions of any competent regulatory body in force from time to time (in each case having the force of law and as applicable to any Group Company) relating to bribery or corruption, including the UK Bribery Act 2010;

“Applicable Proportion”	means, in relation to any Key Client, and subject to clause 7.6, the percentage of the Base Purchase Price set out in Schedule 6 in relation to such Key Client, being the agreed proportion of the combined 2021 revenue of the Group Companies (as per the Group Companies’ business plan in agreed form) which it is agreed would likely be adversely affected by the termination of any of the Existing Distribution Contract between that Key Client and the Group Companies;

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“Appointed Representative Agreement”	has the meaning given in paragraph 3.3 of Part 2 of Schedule 4 (a copy of which is included at document 10.2.2.7.1 of the Disclosed Documents accompanying the First Disclosure Letter);

“Associated Person”	means any director, officer or employee of any Group Company (acting in such capacity), and any person who performs or has performed services or work for or on behalf of any Group Company who is not in business on their own account or in a client/customer relationship;

“Auditors”	Mazars LLP;

“ AXA France”	AXA France IARD S.A., a company incorporated in France with registration number 722 057 460 and having its registered office at 313 Terrasses de l’Arche, 92727 Nanterre Cedex, France;

“AXA Group”	the Seller, any subsidiary undertaking or any parent undertaking from time to time of the Seller, and any subsidiary undertaking from time to time of a parent undertaking of the Seller (including AXA France but excluding the Company and the Subsidiary);

“Base Purchase Price”	means £5 million (five million pounds);

“Business”	the business activities carried on by the Company and the Subsidiary as at the date of this agreement, namely the provision of certain brokerage, policy and claims administration services relating to GAP, warranty and mechanical breakdown insurance products sold by clients in the motor and home electrical appliance trades;

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“Business Day”	a day other than a Saturday, Sunday or public holiday in England, France or USA when clearing banks in London, Paris or New York are generally open for banking business;

“Buyer’s Group”	the Buyer, any subsidiary undertaking or any parent undertaking from time to time of the Buyer, and any subsidiary undertaking from time to time of a parent undertaking of the Buyer (and including, following Completion, the Group Companies);

“Buyer’s Solicitors”	Winston & Strawn London LLP of CityPoint, One Ropemaker Street, London EC2Y 9AW;

“CIC Application”	a notice under section 178(1) of FSMA to the FCA of the intended change(s) in controller of the Company as a consequence of the Transaction;

“Chief Executive”	means, in respect of a Party, such Party’s chief executive officer for the time being or, if there is no such person appointed or such person is absent or otherwise unavailable, the next most senior ranking executive officer of such Party;

“Company”	Global Insurance Management Limited, a company incorporated and registered in England and Wales with company number 01394929, whose registered office is at 7th floor, Eaton House, Eaton Road, Station Square, Coventry, CV21 2FJ, further details of which are set out in Part 1 of Schedule 1;

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“Completion”	completion of the sale and purchase of the Sale Shares in accordance with this agreement;

“Completion Date”	has the meaning given in clause 2.8;

“Completion Notice”	has the meaning given in clause 2.8;

“Completion Payment”	has the meaning given in clause 5.1;

“Conditions”	the conditions to Completion, as set out in Part 1 of Schedule 2;

“Control”	shall have the meaning given in section 1124 of the CTA 2010, and the expression change of Control shall be construed accordingly;

“Controller”	means any person that will, as a result of this agreement, acquire control over the Company, where “control” has the meaning given in Part XII of FSMA as amended pursuant to section 192 of FSMA by article 4 of the Financial Services and Markets Act 2000 (Controllers) (Exemption) Order 2009;

“CTA 2010”	the Corporation Tax Act 2010;

“Data Protection Legislation”	means all statutes, laws, enacting instruments, common law, regulations, directives, decisions, recommendations and the like (whether in the United Kingdom, the European Union or elsewhere) concerning the protection and/or processing of personal data;

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“Data Room”	the contents of the electronic data room hosted by Intralinks entitled “Project Genepi” in relation to the Transaction which was made available to the Buyer and its advisors up to the time stated in the First Disclosure Letter and a copy of the contents of which will be provided to each of the Parties (and their respective solicitors) as soon as reasonably practicable following the execution of the First Disclosure Letter;

“Default Interest”	means the rate of 2% per annum above Barclays Bank plc’s base rate from time to time, accruing from day to day and with unpaid interest compounded monthly;

“Director”	each person who is a director of any Group Company (as the case may be);

“Disclosed”	fairly and accurately disclosed in or under the First Disclosure Letter or (as the case may be) the Second Disclosure Letter, in each case with sufficient detail to enable a reasonable purchaser of the Sale Shares to identify the nature and scope of the matter disclosed;

“Disclosed Documents”	the documents which are listed in the schedule to the First Disclosure Letter;

“Domain Names”	means the internet domain names associated with the Business, including those set out in Part 3 of Schedule 9;

“Economic Sanctions Law”	means any economic or financial sanctions administered by the United Kingdom, the United Nations, the European Union (or any member state of the European Union) or any other applicable economic sanctions authority;

“Employees”	means the employees of either Group Company;

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“Encumbrance”	any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement;

“Existing AXA France Agreements”	means together the Delegation Protocol between AXA France and the Company dated 25 November 2021 and the Insurance Agent Appointment Agreement between AXA France and the Company dated 10 November 2021, a copy of each of which is included at documents 10.5.1 and 10.5.2 of the Disclosed Documents accompanying the First Disclosure Letter;

“Existing Distribution Arrangement”	means any insurance distribution agreement, reinsurance agreement, group policy or other such arrangement entered into or arranged in connection with the Business by either Group Company prior to Completion;

“Existing Distribution Contract”	means in respect of a Key Client, any insurance distribution agreement, reinsurance agreement, group policy or other agreement forming part of the Existing Distribution Arrangement for such Key Client;

“Existing Policies”	means all policies of insurance distributed by either Group Company or reinsured prior to Completion under each Existing Distribution Arrangement, to the extent such policies or reinsurance remain in force following Completion;

“Expert”	means an accountant or (as the case may be) actuary appointed to act as an expert in accordance with clause 5.5, clause 5.6 or clause 5.7 (as the case may be);

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“FCA”	the United Kingdom Financial Conduct Authority;

“Financial Debt”	means all borrowings and other indebtedness, including by way of overdraft, acceptance credit or similar facilities, loans, loan stocks, bonds, debentures, notes, debt or inventory financing, shareholder and vendor loans, finance leases or sale and lease back arrangements or any other arrangements the purpose of which is to borrow money, together with foreign exchange, interest rate or other swaps, hedging obligations, bills of exchange, recourse obligations on factored debts and obligations under other derivative instruments;

“First Disclosure Letter”	the letter, in agreed form, from the Seller to the Buyer signed and delivered as soon as reasonably practicable after (and ideally on the day of) the execution of this agreement and described as the First Disclosure Letter, together with the Disclosed Documents;

“FSMA”	the Financial Services and Markets Act 2000;

“Fundamental Warranties”	each of the Warranties in Part 1 of Schedule 4;

“Fundamental Warranty Claim”	means a claim by the Buyer for a breach of any of the Fundamental Warranties;

“Further Policies”	means any policy of insurance to be distributed by any member of the Buyer’s Group or reinsured on or after Completion under any Existing Distribution Arrangement;

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“General Warranty”	means a statement contained in Part 2 of Schedule 4 and “General Warranties” means all those statements;

“General Warranty Claim”	means a claim by the Buyer for a breach of any of the Warranties (other than the Fundamental Warranties or Tax Warranties);

“GDN Platform”	means the Company’s web-based policy creation and claims system used for the purpose of administering Existing Distribution Arrangements;

“Government Agency”	means a government or a governmental, semi-governmental, regulatory, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, in each case whether foreign, federal, state, territorial, local or otherwise;

“Government Official”	means: (i) any official, employee or representative of, or any other person acting in an official capacity for or on behalf of, any Government Agency (including any person owned or controlled by a Government Agency), political party, political candidate or public international organisation; and (ii) any candidate for political office (or any person acting on such candidate’s behalf);

“Group”	in relation to a company, that company, any subsidiary undertaking or any parent undertaking from time to time of that company, and any subsidiary undertaking from time to time of a parent undertaking of that company. Each company in a Group is a member of the Group;

“Group Company”	the Company and the Subsidiary;

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“HMRC”	Her Majesty’s Revenue & Customs;

“IHTA 1984”	the Inheritance Tax Act 1984;

“Interim Period”	the period from (and including) the execution of this agreement up to (and including) Completion or, if earlier, the termination of this agreement in accordance with its terms;

“IP”	means patents, rights to inventions, trade marks, service marks, logos, trade names, business names, domain names, design rights, copyrights, rights in databases, topography rights, rights in confidential information (including without limitation know-how and trade secrets), rights in trade dress or get up, rights in goodwill or to sue for passing off, moral rights and any other intellectual property rights, in each case, whether registered or unregistered and including all applications for the grant or renewals or extensions or reversions of any such rights, and all rights having equivalent or similar effect anywhere in the world;

“IT Systems”	means information and communications technologies, including computer hardware and software applications and systems, network and telecommunications equipment, and all associated preparatory materials, user manuals and documentation;

“Key Clients”	means each of the clients of the Business listed in Schedule 6;

“Key Employees”	means the five members of the Company’s senior management team at the date of this Agreement;

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“Key Employee Agreements”	means the employment agreements, in the agreed form, to be entered into at Completion between the Company or any member of the Buyer Group (as the Buyer may direct at its sole discretion) and each of the Key Employees;

“Leakage”

each and any of the following:

(a)   other than the Permitted Distribution and the 2020 Dividend, any dividend or other distribution (whether in cash or in specie) declared, paid or made by the Company or the Subsidiary to any member of the AXA Group;

(b)   any payment by the Company or the Subsidiary to any member of the AXA Group for the purchase, redemption or repayment of any share capital, loan capital or other securities of the Company or the Subsidiary, or any other return of capital to any member of the AXA Group;

(c)   the Company or the Subsidiary paying, incurring or otherwise assuming liability for any fees, costs or expenses in connection with the Transaction (including professional advisers’ fees, consultancy fees, transaction bonuses, finders fees, brokerage or other commission);

(d)   any payment of any other nature (including royalties, licence fees, management fees, monitoring fees, consulting fees, interest payments, loan payments, service or directors’ fees, bonuses or other compensation of any kind) made by the Company or the Subsidiary to or for the benefit of any member of the AXA Group;

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(e)   any transfer or surrender of assets, rights or other benefits (including any Relief) by the Company or the Subsidiary to or for the benefit of any member of the AXA Group;

(f)   the Company or the Subsidiary assuming or incurring any liability or obligation for the benefit of any member of the AXA Group;

(g)   the provision of any guarantee or indemnity or the creation of any Encumbrance by the Company or the Subsidiary to or for the benefit of any member of the AXA Group;

(h)   any waiver, discount, deferral, release or discharge by the Company or the Subsidiary of (i) any amount, obligation or liability owed to it by any member of the AXA Group; or (ii) any claim (howsoever arising) against any member of the AXA Group;

(i) any agreement, arrangement or other commitment by the Company or the Subsidiary to do or give effect to any of the matters referred to in paragraphs (a) to (h) (inclusive) above; or

(j) any Taxation or amount in respect of Taxation payable or suffered (or required to be accounted for) by the Company or the Subsidiary in respect of or as a consequence of any of the matters referred to in paragraphs (a) to (i) above;

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“Leakage Claim”	a claim for any breach of the undertakings in clause 6.1;

“Leasehold Properties”	means (i) 6th and 7th floors, Eaton House, Eaton Road, Coventry CV2 2FJ, (ii) The Radius, De Salis Court, De Salis Drive Droitwich, Worcestershire WR9 0QE, and (iii) Unit 5 Highway Point, Torrington Avenue, Coventry, CV4 9AQ, further details of which are given at documents 3.4.2, 4.2.8.3, 4.2.8.4, 4.2.8.5, 4.2.8.6, 4.2.8.7, 4.2.8.8, 4.3.3, 4.3.4, 4.3.5 and 12.9.2 in the Data Room;

“Licences In”	means all licences, agreements, authorisations and permissions pursuant to which any Group Company uses, exploits or holds (or is permitted to use, exploit or hold) any IP of any third party;

“Licences Out”	means all licences, agreements, authorisations and permissions pursuant to which any Group Company authorises or permits the use of any IP of any Group Company;

“Locked Box Accounts”	the unaudited consolidated statement of financial position, the unaudited consolidated income statement and the unaudited consolidated cash flow statement of the Company and the Subsidiary for the period of twelve months ended on the Locked Box Date (a copy of which is included in the Disclosure Documents accompanying the First Disclosure Letter);

“Locked Box Date”	31 December 2021;

“Longstop Date”	31 December 2022 or such later date as may be agreed by the Buyer and the Seller in accordance with clause 2.2;

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“Management Accounts”	means the unaudited balance sheet and profit and loss account of the Company and the Subsidiary in respect of the period starting on the day after the Accounts Date and ending on 31 March 2022 (copies of which are included at documents 12.9.18, 3.1.8 and 12.8.2 of the Disclosed Documents accompanying the First Disclosure Letter) ;

“Material Adverse Event”	means the occurrence of any fact, matter, event, circumstance, condition or change which materially and adversely affects, or could reasonably be expected to materially and adversely affect, individually or in aggregate, the business, operations, assets, liabilities, condition (whether financial, trading or otherwise), prospects or operating results of a Group Company, having or reasonably likely to have a value of £150,000 or more, which fact, matter, event, circumstance, condition or change has been Disclosed under the Second Disclosure Letter or for which the Buyer has no other remedy under this agreement, which was not reasonably foreseeable. For this purpose, the Buyer shall, without limitation, be treated as having another remedy under this agreement where it is entitled to bring a claim against the Seller, whether or not it actually chooses to do so, under the Warranties, the Tax Covenant or any of clauses 6, 7 or 10 or otherwise for breach of any provision of this agreement;

“New Capacity”	has the meaning given in clause 10.1;

“New Distribution Agreement”	means an insurance distribution agreement, reinsurance agreement, group policy or other such arrangement entered into or arranged in connection with the Business by any member of the Buyer’s Group (including, for the avoidance of doubt, any Group Company) on or after Completion;

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“parent undertaking”	a parent undertaking as defined in section 1162 of the Companies Act 2006;

“Parties”	means the Buyer and the Seller, and “Party” shall be construed accordingly;

“Pension Scheme”	means the Global Insurance Management Ltd Group Personal Pension Plan (April 2010), details of which are given in tab 8.6 of the Data Room;

“Permitted Distribution”	means the special dividend of up to £3.499 million to be made by the Company to the Seller in relation to historical profits of the Business for the period up to 31 December 2021, and in addition any distribution made by the Subsidiary to the Company to fund the same, subject always to the Company and the Subsidiary respectively having sufficient distributable reserves as defined in section 830 of the Companies Act 2006 to enable the same to be declared and paid;

“Permitted Leakage”

each and any of the following:

(a)   any payments made (or to be made) by the Company or the Subsidiary to any member of the AXA Group in the ordinary course, on arm’s length terms and on a basis consistent with past practice in the twelve-month period prior to the date of this agreement;

(b)   any payments made (or to be made) by either Group Company to any Regulatory Authority or Tax Authority;

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(c)   any payments made (or to be made) by the Company or any of the Subsidiaries which have been accrued or provided for in the Locked Box Accounts including, without limitation the 2020 Dividend;

(d)   any payments in respect of salaries, directors’ fees, pension contributions, expenses or bonuses made to, or in respect of services provided by, employees, workers, directors, officers or consultants of the Company or the Subsidiary which are made (or to be made) by the Company or the Subsidiary in the ordinary course of business and in accordance with the terms of the related employment or service contract;

(e)   any other payment, accrual, transfer of assets or assumption of liability by the Company or the Subsidiary which the Buyer has expressly approved in writing;

(f)   the Permitted Distribution;

(g)   repayment of any intercompany debt owing by either of the Group Companies expressly approved by the Buyer in writing; or

(h)   any Taxation or amount in respect of Taxation payable or suffered (or required to be accounted for) by the Company or the Subsidiary in respect of or as a consequence of any of the matters referred to in paragraphs (a) to (g) above;

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“Personal Data”	has the meaning given to that term in Article 4 of the UK GDPR;

“Property”	means the Leasehold Properties;

“PSC Register”	in relation to a company, its register of people with significant control;

“Regulations”	means any law, enactment, statute, directive, or rule (as amended, modified or replaced from time to time) issued by any Regulatory Authority applicable to (i) either Group Company or (ii) any or all of the activities undertaken by or on behalf of either Group Company;

“Regulatory Authority”	means any person having governmental, regulatory, supervisory or other competent authority under any applicable Regulations over any part of the business of either Group Company or any person undertaking activities on behalf of either Group Company;

“Relevant Claim”	a Warranty Claim or a claim under the Tax Covenant;

“Relief”	any allowance, credit, deduction, exemption or set off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of Tax, or any right to or actual repayment of or saving of Tax;

“Retained Amount”	has the meaning given in clause 5.1;

“Sale Shares”	the entire issued share capital of the Company, being 1,400 Ordinary A shares and 248,600 Ordinary B shares in the capital of the Company;

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“Sanctioned Person”	means any person or organisation (i) on any list of targeted persons issued under any Economic Sanctions Law; (ii) which is, or is part of, a government of a Sanctioned Territory; (iii) owned or controlled by, or acting on behalf of, any of the foregoing; (iv) located within or operating from a Sanctioned Territory; or (v) otherwise targeted under any Economic Sanctions Law;

“Sanctioned Territory”	means any country or other territory subject to a general export, import, financial or investment embargo under any Economic Sanctions Law;

“Second Disclosure Letter”	the letter from the Seller to the Buyer signed and delivered immediately prior to Completion, disclosing only those matters which have occurred during the Interim Period and which would be considered a breach of Warranty when the Warranties are repeated immediately prior to Completion, and described as the Second Disclosure Letter, together with the Supplemental Disclosed Documents;

“Seller’s Group”	the Seller, its subsidiaries and its subsidiary undertakings (including, before Completion, each of the Group Companies);

“Seller’s Solicitors”	DAC Beachcroft LLP of 25 Walbrook, London EC4N 8AF;

“Social Media Account”	means any user account, profile, page or other similar presence on an online communication channel incorporating user-generated content in connection with the Business;

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“Strategic Partnership Agreement”	means the agreed form strategic partnership agreement between the Seller and the Buyer;

“Subsidiary”	A1 Guarantee Limited, a company incorporated and registered in England and Wales with company number 00946609, whose registered office is at 7th floor, Eaton House, Eaton Road, Station Square, Coventry, CV21 2FJ, further details of which are set out in Part 2 of Schedule 1;

“subsidiary”	a subsidiary as defined in section 1159 of the Companies Act 2006;

“subsidiary undertaking”	a subsidiary undertaking as defined in section 1162 of the Companies Act 2006;

“Supplemental Disclosed Documents”	the documents which are listed in the schedule to the Second Disclosure Letter;

“Tax” or “Taxation”	any and all forms of taxes, levies, imposts, rates, contributions, duties and charges in each case in the nature of taxation and all withholdings or deductions in respect of them of whatever nature whenever imposed whether of the United Kingdom or elsewhere, whether supranational, national, regional or local (including, for the avoidance of doubt, National Insurance contribution liabilities in the United Kingdom and corresponding obligations elsewhere) and whether or not directly or primarily chargeable against, recoverable from or attributable to the Group Company or any other person including all fines, penalties, charges and interest relating to them but excluding any business rates or council tax);

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“Tax Authority”	any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official competent to impose, administer, levy, assess or collect Tax in the UK or elsewhere;

“Tax Claim”	a claim under the Tax Covenant or claim for breach of any of the Tax Warranties;

“Tax Covenant”	the tax covenant set out in Schedule 5;

“Tax Statute	any directive, statute, enactment, law or regulation wherever enacted or issued, coming into force or entered into providing for or imposing any Tax, including orders, regulations, instruments, bye-laws or other subordinate legislation made under the relevant statute or statutory provision and any directive, statute, enactment, law, order, regulation or provision that amends, extends, consolidates or replaces the same or that was amended, extended, consolidated or replaced by the same;

“Tax Warranties”	the Warranties set out in Part 3 of Schedule 4;

“Transaction”	the transaction contemplated by this agreement or any part of that transaction;

“Transaction Documents”	means this agreement, the First Disclosure Letter, the Second Disclosure Letter, the Transitional Services Agreement, the Key Employee Agreements and the Strategic Partnership Agreement;

“Transitional Services Agreement”	means the transitional services agreement governing the provision of services after the Completion Date by and to the Group Companies to and from the Seller’s Group and/or AXA France in agreed form between the Buyer, AXA France, the Group Companies and the Seller, to be entered into as a condition to Completion;

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“UK GAAP”	generally accepted accounting principles, standards and practices applied in the United Kingdom, including Financial Reporting Standards 100 to 105 issued by the Financial Reporting Council in the United Kingdom (and applied as appropriate having regard to any Group Company concerned), and the applicable accounting requirements of the Companies Act 2006;

“UK GDPR”	has the meaning given to it in section 3(10) (as supplemented by section 205(4) of the Data Protection Act 2018;

“VATA 1994”	the Value Added Tax Act 1994;

“Warranties”	the warranties given by the Seller pursuant to clause 12 and set out in Schedule 4, and references to a “Warranty” shall be construed accordingly;

“Warranty Claim”	a claim for breach of any of the Warranties; and

“Workers”	means those individuals (if any) who are providing services to any Group Company under or pursuant to any agreement with a term exceeding 12 months which is not a contract of employment with the relevant company including, without limitation, where the individual acts as a consultant, worker supplied by an agency, non-executive director, or other officer.

1.2

A reference to this agreement, or to any other agreement or document referred to in this agreement, is a reference to this agreement or such other agreement or document as amended, varied or novated (in each case, other than in breach of the provisions of this agreement) from time to time.

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1.3	Unless the context otherwise requires, words in the singular shall include the plural and the plural shall include the singular and references to the masculine gender shall include all other genders.

1.4	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

1.5

Any words following the terms including, include in particular, for example or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms, with the result that, in this agreement, the word “including” and similar expressions shall each be construed as if they were followed by the words “without limitation”.

1.6	References to a document in agreed form are to that document in the form agreed by the parties and initialled by them or on their behalf for identification.

1.7	Unless otherwise provided, a reference to a statute or statutory provision is a reference to it as amended, extended or re-enacted from time to time.

1.8	A reference to a statute or statutory provision shall include all subordinate legislation made from time to time under that statute or statutory provision.

1.9

Any reference to an English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include a reference to that which most nearly approximates to the English legal term in that jurisdiction.

1.10	References to times of day are, unless the context otherwise requires, to London time and references to a day are to a period of twenty four hours running from midnight on the previous day.

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1.11

Any amount expressed to be in Sterling shall, to the extent that it requires, in whole or in part, to be expressed in any other currency in order to give full effect to this agreement, be deemed for that purpose to have been converted into the relevant currency immediately before the close of business on the date of this agreement (or, if that is not a Business Day, the Business Day immediately following it). Subject to any applicable legal requirements governing conversions into that currency, the rate of exchange shall be Barclays Bank plc’s spot rate for the purchase of that currency with Sterling at the time of the deemed conversion. It is not, however, intended that this clause should require the restatement of the Accounts, the Locked Box Accounts or the Management Accounts, or any figure in any of the same.

1.12	Clause, schedule and paragraph headings shall not affect the interpretation of this agreement.

2.	CONDITIONS PRECEDENT

2.1	Completion of the sale and purchase of the Sale Shares is subject to and conditional upon the Conditions being satisfied on or before the Longstop Date.

2.2

Provided that to do so would not constitute a breach of applicable law or regulation or any requirement of the FCA by either party or either Group Company, the Buyer and the Seller may agree in writing to extend the Longstop Date at any time prior to the expiration of the Longstop Date.

2.3	The Buyer undertakes to:

2.3.1

promptly prepare and provide to the Seller a draft CIC Application for the Seller’s review and the Buyer agrees to take into consideration any reasonable comments made by the Seller before submitting the CIC Application, provided such comments are communicated in writing to the Buyer within three Business Days of a draft of the CIC Application being provided to the Seller;

2.3.2

submit the final CIC Application (and any necessary submissions related to the CIC Application) to the FCA in respect of each proposed Controller as soon as practicable following the date of this agreement, and in any event by no later than ten Business Days thereafter;

2.3.3	keep the Seller fully informed as to the progress of the CIC Application;

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2.3.4

promptly on receipt, provide to the Seller copies of any notice or communication (written or otherwise) from, and specific details of any concerns raised by, the FCA which may affect the CIC Application and give the Seller a reasonable opportunity to comment thereon; and

2.3.5	promptly and accurately respond to all questions or request for further information from the FCA,

provided that nothing in this clause 2.3 shall oblige either party to disclose to the other any confidential or commercially sensitive information.

2.4	If at any time the Buyer becomes aware of a fact or circumstance that may prevent or materially delay fulfilment of any of the Conditions it shall promptly notify the Seller in writing.

2.5

If the FCA requires any undertaking to be given by the Buyer or a member of the Buyer’s Group and any such undertaking requires the assistance or cooperation of the Seller or requires any other action to address any impediment, the Buyer shall as soon as reasonably practicable notify the Seller and the Buyer shall not agree to such undertaking or action, which requires the assistance or cooperation of the Seller, without first consulting with the Seller and obtaining its prior written consent, such consent not to be unreasonably withheld or delayed.

2.6

If any Condition is not fully satisfied by the Longstop Date and the Buyer and the Seller have not agreed in writing to extend the Longstop Date in accordance with clause 2.2, this agreement shall terminate upon written notice given at any time by the Seller to the Buyer and clause 2.9 shall apply.

2.7

The Seller and the Buyer shall use all commercially reasonable endeavours to procure (so far as it lies within their respective powers so to do) that the Conditions are satisfied as soon as reasonably practicable and in any event no later than the Longstop Date (unless any extension is agreed in writing between the Buyer and the Seller in accordance with clause 2.2) and shall co-operate in all actions necessary to procure the satisfaction of the Conditions, including the prompt supply of any additional information required by the FCA in the event that it notifies the Buyer or any other Controller that it considers the CIC Application to be incomplete and using all reasonable endeavours to agree as soon as reasonably practicable following the execution of this agreement the form of the Transitional Services Agreement.

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2.8

Following satisfaction of the Conditions in paragraphs 1 and 2 of Part 1 of Schedule 2, and provided that the Condition in paragraph 3 of Part 1 of Schedule 2 is then satisfied, the Buyer or the Seller (as the case may be) shall within one Business Day serve notice on the other party stating the date for Completion (the “Completion Date”) and the time at which Completion shall occur (the ”Completion Notice”), to be no less than three Business Days and no more than five Business Days following the date of the Completion Notice, or such other date agreed by the parties. The Completion Notice may be served by email, if to the Buyer, to rohan@roadzen.io (with a copy to zashcroft@winston.com), and if to the Sellers, to Hubert de la Gastine (email: hubert.delagastine@axapartners.com) and Mark Williams (email: mark.williams@partners.axa) with a copy to James Rember (james.rember@axapartners.com), subject in each case to appropriate read receipt confirmation (or by other means agreed between the Buyer and the Seller) and will be effective immediately when sent by the sender and the provisions of clause 23 will not apply to the Completion Notice.

2.9	If this agreement is terminated pursuant to clause 2.6, it will immediately cease to have any further force and effect except for:

2.9.1

any provision of this agreement that expressly or by implication is intended to come into or continue in force on or after termination of this agreement including clauses 1, 2.1, 2.6, this clause 2.9.1, 6.5, 16, 18 to 24 (inclusive) and 26 to 32 (inclusive), each of which shall remain in full force and effect; and

2.9.2

any rights, remedies, obligations or liabilities of the parties that have accrued up to the date of termination, including the right to claim damages in respect of any breach of the agreement which existed at or before the date of termination.

3.	INTERIM PERIOD

During the Interim Period, the Seller shall comply with its undertakings and obligations set out in Part 2 of Schedule 2.

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4.	SALE AND PURCHASE

4.1

On and subject to the terms and conditions of this agreement, the Seller shall sell and the Buyer shall buy, with effect from Completion, the Sale Shares with full title guarantee, free from all Encumbrances and together with all rights that attach (or may in the future attach) to the Sale Shares including, in particular, the right to receive all dividends and distributions (but excluding the Permitted Distribution and the 2020 Dividend) declared, made or paid on or after Completion.

4.2

The Seller waives any rights of pre-emption or other restrictions on transfer in respect of the Sale Shares (or any of them) conferred by the Company’s articles of association or otherwise and the Seller shall, before Completion, procure the irrevocable waiver of any such rights or restrictions conferred on any other person who is not a party to this agreement.

4.3	The parties shall not be obliged to complete the sale and purchase of any of the Sale Shares unless the sale and purchase of all the Sale Shares is completed simultaneously.

5.	PURCHASE PRICE

5.1

The consideration for the sale of the Sale Shares is the Base Purchase Price. In addition, a further £1.3 million (the “Additional Purchase Price”) shall form part of the consideration for the sale of the Sale Shares if the amount of Excess Cash is equal to or above £700,000. The Additional Purchase Price shall however be reduced if either: (1) a Material Adverse Event has occurred prior to the Completion Date, in which case the amount of the Additional Purchase Price shall be reduced by £300,000 (such £300,000 reduction, being the “Retained Amount”); and/or (2) the amount of Excess Cash is less than £700,000, in which case the Additional Purchase Price shall be reduced by an amount equal to the difference between £1,000,000 and the actual amount of the Excess Cash. On Completion the Buyer shall pay or procure the payment of the Base Purchase Price and the Additional Purchase Price (less any Retained Amount and subject to any reduction in accordance with sub-paragraph (2) of this clause 5.1) to the Seller (together in aggregate, the “Completion Payment”), in accordance with clause 5.11. For the purposes of this clause 5.1, “Excess Cash” means the proprietary cash amount (using the methodology applied to calculate the figure in row 18 of the Cash tab of the Locked Box Accounts) actually held by the

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Group Companies as at 30 June 2022 (or as at such other date, if any, as the Parties may agree) less the sum of (1) any unpaid amount of the 2020 Dividend, (2) £2,000,000 (two million pounds) allocated to the claims handling fund, (3) any unpaid amount of the Permitted Distribution (up to £3.499 million) and (4) an amount equal to the Retained Amount, as demonstrated in a written statement to be prepared and provided by the Seller and the Group Companies and agreed with the Buyer not less than five Business Days prior to Completion (the “Excess Cash Statement”), save that in the event that, by such date, the Parties have not been able to agree the Excess Cash Statement, Completion shall nevertheless proceed (without prejudice to the outcome of the Parties’ discussions about the Excess Cash and, if applicable, the Expert’s determination of the matter) using the lower of the figures for the Excess Cash put forward by the Parties and clauses 5.4 to 5.10 (inclusive) shall apply mutatis mutandis and any Expert so appointed shall (for the purposes of clause 5.8.1, as so interpreted) be instructed to determine the amount of the Excess Cash.

5.2

In the event that the aggregate amount of the Permitted Distribution received by the Seller in the Interim Period is less than £3.499 million, the Completion Payment shall, subject to clauses 5.3 to 5.10 (inclusive), be increased by an amount equal to the amount by which the aggregate amount of such Permitted Distribution actually received by the Seller is less than £3.499 million.

5.3

This clause and clauses 5.4 to 5.10 (inclusive) shall apply (and shall only apply) where the amount of the Permitted Distribution received by the Seller in the Interim Period is less than £3.499 million and/or the Retained Amount has not been or will not be paid to the Seller as, in either case, a direct result of a Material Adverse Event.

5.4

In the event that the Permitted Distribution to be received by the Seller in the Interim Period is less than £3.499 million and/or the Retained Amount has not been or will not be paid to the Seller as, in either case, a direct result of a Material Adverse Event, the Seller shall promptly notify the Buyer in writing and the Parties shall discuss the matter in good faith during a period of ten Business Days following the date of such notification by the Seller with a view to agreeing a mutually acceptable solution. In the event that, on the expiry of such period, the Parties have not agreed a mutually acceptable solution, the respective Chief Executives of the Parties shall (if they have not already done so) discuss the matter in good faith during a period of a further five Business Days with a view to agreeing a mutually acceptable solution between them.

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5.5

Where, despite the good faith discussions contemplated by clause 5.4, the Parties have not agreed a mutually acceptable solution to the matter in hand during the periods specified in such clause, the Parties shall discuss in good faith during a further period of ten Business Days with a view to identifying and appointing an expert accountant or expert actuary (as the case may be, and depending on the nature of the matter in hand) (the “Expert”) to resolve the matter in hand.

5.6

Where, despite the good faith discussions contemplated by clause 5.5, the Parties have not agreed on the identity of the expert accountant or expert actuary (as the case may be), and unless the Parties have agreed that the matter in hand should be determined by an expert actuary (in which case, clause 5.7 shall apply), the Parties shall promptly and jointly apply to the President for the time being of the Institute of Chartered Accountants in England and Wales (sharing equally the initial costs of such application) and instruct such President to (i) unless the Parties have agreed that the matter in hand should be determined by an expert accountant, determine whether the matter in hand should properly be determined by an expert accountant or an expert actuary, and (ii) in the event that the Parties have agreed or such President determines that such matter should properly be determined by an expert accountant, to appoint such an expert (the “Expert”) to determine such matter.

5.7

In the event that such President for the time being of the Institute of Chartered Accountants in England and Wales determines that such matter should properly be determined by an expert actuary, or where the Parties have agreed pursuant to clause 5.5 that the matter in hand should be determined by an expert actuary, the Parties shall promptly and jointly apply to the President for the time being of the Institute and Faculty of Actuaries (sharing equally the initial costs of such application) and instruct such President to appoint an expert actuary (the “Expert”) to determine such matter.

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5.8	Where an Expert is appointed pursuant to clause 5.5, clause 5.6 or clause 5.7, the Expert shall be instructed by the Parties to:

5.8.1

determine in the light of all prevailing circumstances and their view of the respective arguments submitted by the Parties (as referred to below), in respect of the amount by which the aggregate amount of the Permitted Distribution received by the Seller in the Interim Period and the amount of the Additional Purchase Price (less if applicable the Retained Amount) received or to be received by the Seller will be or was less than £4.799 million (the “Shortfall”), and in their professional expert opinion, how much (if any) of the Shortfall they determine it is fair should be paid by the Buyer to the Seller by way of an increase in the Completion Payment. The amount so determined by the Expert shall not be less than zero and shall not be more than an amount equal to the Shortfall;

5.8.2

act as an expert and not as an arbitrator and on the basis that the Expert’s determination of the matter in hand will be final and binding on the parties except in the case of manifest error (or fraud);

5.8.3	accept written submissions on behalf of each of the Parties as to the matter in hand and their proposed treatment of it, such submissions being copied at the same time to the other Party;

5.8.4	allow each Party one opportunity to respond to submissions made to the Expert by the other Party as contemplated by clause 5.8.3; and

5.8.5

issue in writing to both Parties their determination pursuant to clause 5.8.1, giving their reason(s) for having reached such determination, within 30 Business Days of the date of their appointment being finalised.

5.9	In connection with an Expert’s determination in accordance with clause 5.8, the Parties shall:

5.9.1	co-operate with each other and the Expert in good faith and respond promptly to the Expert’s questions and other inquiries (if any);

5.9.2

subject to appropriate confidentiality obligations being put in place, allow the Expert and each other access, on reasonable notice and at reasonable times, to such personnel and to such books, records, working papers and other information within their respective possession or control which the Expert or such other Party may reasonably request in connection with the Expert’s determination of the matter in hand; and

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5.9.3

pay their own costs, fees and expenses incurred in connection with the Expert’s determination and, unless stated otherwise by the Expert in their written determination pursuant to clause 5.8.5, pay 50% of the Expert’s properly incurred costs, fees and expenses.

5.10

Within ten Business Days following the Expert’s determination in accordance with clause 5.8.5, the Buyer shall pay to the Seller an amount equal to the increase (if any) in the Completion Payment determined by the Expert.

5.11

All payments to be made to the Seller in respect of the Completion Payment including any payments due under clause 5.10 shall be made in sterling by electronic transfer of immediately available funds to the Seller to the following bank account: account holder: AXA Partners Holding SA; IBAN: FR76 3000 4008 1900 0123 4267 761; BIC: BNPAFRPPXXX. Payment in accordance with this clause shall be a good and valid discharge of the Buyer’s obligation to pay the sum in question and the Buyer shall not be concerned to see the application of the monies so paid.

5.12

In the event that it is not possible to resolve any of the discussions in accordance with this clause 5 or the Expert’s determination ahead of Completion, Completion shall occur without prejudice to the outcome of the Parties’ discussions and, if applicable, the Expert’s determination of the matter, following which any necessary consequential payment by the Buyer shall be made.

5.13	The Base Purchase Price shall be deemed to be reduced:

5.13.1	by the amount of any payment made to the Buyer for each and any Relevant Claim;

5.13.2	as contemplated by clause 6.8; and

5.13.3	as contemplated by clause 7.

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6.	LEAKAGE

6.1	The Seller warrants and undertakes to the Buyer that during the period:

6.1.1	commencing on (and including) the Locked Box Date up to (and including) the date of this agreement, no Leakage has occurred other than Permitted Leakage; and

6.1.2	commencing on the date of this agreement up to (and including) the Completion Date, no Leakage will occur other than Permitted Leakage.

6.2

The Seller undertakes promptly to notify the Buyer in writing if it becomes aware of any matter or circumstance that could give rise to a Leakage Claim, including reasonable details (in so far as they are known to the Seller) of the Leakage concerned and, as far as is reasonably practicable, an estimate of the quantum of such Leakage.

6.3

Subject always to clauses 6.4 and 6.5, the Seller covenants to pay to the Buyer on ten Business Days’ prior written notice a sum in cash which is equal to the amount of any Leakage (excluding any VAT that is recoverable as input tax and taking account of any Relief that arises by reference to any Leakage or Leakage Claim to the extent only that that Relief gives rise to an actual saving of Tax) that occurs (or has occurred) in breach of the undertakings in clause 6.1, plus Default Interest on that amount from but excluding the date such Leakage occurred to and including the date of actual payment.

6.4

The Seller shall have no liability for a Leakage Claim unless it has received written notice of such Leakage Claim from the Buyer (including reasonable details (in so far as they are known to the Buyer) of the matter or event giving rise to the Leakage Claim and, as far as is reasonably practicable, the amount payable by the Seller in respect of the Leakage Claim) on or before the date which falls nine calendar months after the Completion Date.

6.5	For the avoidance of doubt:

6.5.1	the Seller shall have no liability to the Buyer in respect of any Leakage Claim if Completion does not occur;

6.5.2	the provisions in this clause 6 shall not be qualified by any matter Disclosed; and

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6.5.3

the liability of the Seller for any such breach shall not be limited or qualified in any respect by the provisions of clause 13 and Schedule 7, save that the Buyer shall use all reasonable endeavours to mitigate its loss and the provisions of paragraphs 3 and 5 of Schedule 7 shall apply mutatis mutandis.

6.6	The Buyer’s sole remedy in respect of any Leakage Claim is a claim for reimbursement under clause 6.3.

6.7	Nothing in this clause 6 shall have the effect of limiting or excluding any liability arising as a result of fraud.

6.8

The Base Purchase Price shall be deemed to be reduced by the amount of any payments made to the Buyer in respect of Leakage (which is not Permitted Leakage) under this clause 6. For greater certainty, neither the Base Purchase Price, the Additional Purchase Price nor the Completion Payment shall be, or shall be deemed to be, reduced by the amount of or otherwise in consequence of the Permitted Distribution or the 2020 Dividend.

7.	KEY CLIENTS

7.1

The Seller shall introduce the Buyer to the Key Clients during the period between the date of this agreement and Completion in accordance with a strategy agreed between the parties. The Buyer agrees that it shall not, at any time between the execution of this agreement and Completion, directly or indirectly, encourage any Key Client to terminate (for any reason) any Existing Distribution Contract with a Group Company or permit any other member of the Buyer’s Group to give any such encouragement. The Seller shall notify the Buyer, forwarding a copy of the relevant termination notice, in the event that any Key Client terminates, for any reason, any Existing Distribution Contract with a Group Company on or after 29 May 2022.

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7.2	As the Buyer’s sole remedy in the circumstances described in clauses 7.2.1 and 7.2.2, the Buyer shall have the right to:

7.2.1

terminate this agreement by written notice to the Seller (including a copy of the relevant termination notice(s)) in the event that Key Clients who (in aggregate) generate 75% or more of the 2021 combined revenues of the

Group Companies (as per the agreed business plan of the Group Companies) have issued valid termination notices under the terms of all of their respective Existing Distribution Contracts, for any reason, between the execution of this agreement and the time at which Completion would otherwise occur; or

7.2.2

where clause 7.2.1 does not apply, and subject to clause 7.6, reduce the Base Purchase Price by the Applicable Proportion for each (if any) Existing Distribution Contract terminated by a Key Client for any reason in accordance with the terms of such contract between 29 May 2022 and Completion. For this purpose, (i) where a termination notice is served by or on behalf of a Key Client but subsequently withdrawn or agreed by such Key Client and the relevant Group Company as having been withdrawn, such termination notice shall be treated as never having been served, and (ii) the Buyer shall provide to the Seller a written notice (including a copy of the relevant termination notice(s)) at least two Business Days prior to the date set for Completion.

7.3	If this agreement is terminated pursuant to clause 7.2.1, it will immediately cease to have any further force and effect except for:

7.3.1

any provision of this agreement that expressly or by implication is intended to come into or continue in force on or after termination of this agreement including clauses 1, 2.1, 2.6, 6.5, this clause 7.3, 16, 18 to 24 (inclusive) and 26 to 32 (inclusive), each of which shall remain in full force and effect; and

7.3.2

other than in the circumstances set out in clause 7.2.1, for which the Buyer’s sole remedy is as set out in clause 7.2.1, any rights, remedies, obligations or liabilities of the parties that have accrued up to the date of termination, including the right to claim damages in respect of any breach of the agreement which existed at or before the date of termination.

7.4

Where the Base Purchase Price is reduced under clause 7.2.2, and the Buyer or any other member of the Buyer’s Group (including either of the Group Companies) enters into, within a period of eighteen calendar months following the date of such reduction, a contract with a Key Client who terminated any of their Existing

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Distribution Contracts with the Group Companies as contemplated by clause 7.2.2 or with a member of such Key Client’s Group, in either such case in connection with the business of the Group Companies as the same is carried on by the Buyer’s Group as at immediately following Completion, the Buyer shall, or shall procure that the relevant member of the Buyer’s Group shall, refund to the Seller an amount equal to the amount of the consequent Base Purchase Price reduction under clause 7.2.2. In addition, a payment as contemplated by and in accordance with this clause shall also be made to the Seller where a distribution arrangement, group policy or other contract is entered into in connection with the business of the Group Companies (as the same is carried on by the Buyer’s Group as at immediately following Completion) between (i) an insurer which is not a member of the AXA Group, and (ii) a Key Client which had terminated any of its Existing Distribution Contracts with the Group Companies such that there was a reduction in the Base Purchase Price under clause 7.2.2 (or a member of such Key Client’s Group), where either Group Company or another member of the Buyer’s Group provides services in connection with such new distribution arrangement, group policy or other contract to either such insurer or such Key Client (or a member of such Key Client’s Group).

7.5

Whenever the Base Purchase Price is reduced under clause 7.2.2, the Buyer shall, at least once in every three months during the period of 18 months following the date of such Base Purchase Price reduction and then on the date falling 19 months after the date of such Base Purchase Price reduction, inform the Seller in writing whether the Buyer or any other member of the Buyer’s Group (including either of the Group Companies) has entered into a contract in connection with the business of the Group Companies (as the same was carried on by the Buyer’s Group as at immediately following Completion) with a Key Client in respect of whom the Base Purchase Price was reduced under clause 7.2.2 (or a member of such Key Client’s Group), or whether circumstances have otherwise arisen as referred to in the last sentence of clause 7.4, such that a payment to the Seller under clause 7.4 might be triggered.

7.6

The Parties acknowledge that the Group Companies do not recognise or report their revenue from each Key Client on a per-Existing Distribution Contract basis and accordingly it has not been possible to present the data set out in Schedule 6 on a per- contract basis. Therefore, the Parties agree that for the purposes of clause 7.2.2 in the event that a Key Client terminates some but not all of its Existing Distribution Contracts, they will discuss in good faith with a view to agreeing the Applicable

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Proportion for each terminated Existing Distribution Contract where this is not apparent from the data in Schedule 6. Should the Parties not reach agreement within ten Business Days, the respective Chief Executives of the Parties shall (if they have not already done so) discuss the matter in good faith during a period of a further five Business Days with a view to agreeing the Applicable Proportion for each terminated Existing Distribution Contract where this is not apparent from the data in Schedule 6. Where, despite the good faith discussions in the periods contemplated above, the Parties have not reached an agreement, clauses 5.5 to 5.9 (inclusive) shall apply mutatis mutandis and any Expert so appointed shall (for the purposes of clause 5.8.1, as so interpreted) be instructed to determine, in respect of any relevant Existing Distribution Contract, the Applicable Proportion relating to such Existing Distribution Contract. In the event that it is not possible to resolve any such matter ahead of Completion, Completion shall occur without prejudice to the outcome of the Parties’ discussions and, if applicable, the Expert’s determination of the matter, following which any necessary consequential payment among the Parties shall be made within ten Business Days following the Parties’ agreement or, if applicable, the Expert’s determination.

8.	EXECUTION OF THIS AGREEMENT

8.1	The Seller shall deliver or cause to be delivered to the Buyer or the Buyer’s Solicitors:

8.1.1

as soon as reasonably practicable after (and ideally on the day of) the execution of this agreement, the First Disclosure Letter duly executed by the Seller together with the Disclosed Documents accompanying it, the index of which shall be initialled for the purposes of identification by or on behalf of the Seller; and

8.1.2

on or prior to the execution of this agreement, a certified extract of the minutes of a meeting of the directors of the Seller authorising the execution of this agreement, Completion and the execution of all relevant documents.

8.2	The Buyer shall deliver or cause to be delivered to the Seller:

8.2.1

as soon as reasonably practicable after (and ideally on the day of) the execution of this agreement, the First Disclosure Letter duly executed by the Buyer together with the Disclosed Documents accompanying it, the index of which shall be initialled for the purposes of identification by or on behalf of the Buyer; and

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8.2.2

as soon as reasonably practicable after (and ideally on the day of) the execution of this agreement, a certified copy of the minutes of a meeting of the directors of the Buyer authorising the execution this agreement and the First Disclosure Letter.

8.3

The Parties shall each use all their respective reasonable commercial endeavours to ensure that the First Disclosure Letter is agreed as soon as reasonably practicable after (and ideally on the day of) the execution of this agreement.

9.	COMPLETION

9.1	Completion shall take place remotely on the Completion Date (or at any other place and in such other manner as may be agreed in writing by the Buyer and the Seller).

9.2	Immediately prior to Completion, the parties shall exchange the Second Disclosure Letter as contemplated by paragraph 1 of Part 1 of Schedule 3 and paragraph 1 of Part 2 of Schedule 3.

9.3	At Completion:

9.3.1	the Seller shall (subject to the Buyer complying with its obligations in clause 9.3.2):

(a)

deliver duly signed minutes of a board meeting of the Company approving Completion and the execution and delivery of any documents referred to in this agreement as being delivered by the Company at Completion (with such resolutions expressed to be subject to Completion occurring where such board meeting is held in advance of Completion);

(b)

deliver duly signed minutes of a board meeting of the Subsidiary approving Completion and the execution and delivery of any documents referred to in this agreement as being delivered by the Subsidiary at Completion (with such resolutions expressed to be subject to Completion occurring where such board meeting is held in advance of Completion); and

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(c)	deliver to the Buyer the documents and evidence set out in Part 1 of Schedule 3.

9.3.2	the Buyer shall (subject to the Seller complying with its obligations in clause 9.3.1):

(a)	pay, or cause to be paid the Completion Payment in accordance with clauses 5.1, 5.2 and 5.11;

(b)	deliver to the Seller the documents and evidence set out in Part 2 of Schedule 3; and

(c)

deliver to the Seller a copy of the resolutions in agreed form adopted by the board of directors of the Buyer approving Completion and the execution and delivery of this agreement and any other documents to be delivered by the Buyer at Completion (with such resolutions expressed to be subject to Completion occurring where such board meeting is held in advance of Completion).

10.	POST-COMPLETION INSURANCE CAPACITY

10.1

On or before Completion, the Buyer shall implement insurance or reinsurance capacity (as the case may be) with insurers or reinsurers to replace AXA France for all Further Policies (such insurance and reinsurance capacity, “New Capacity”). If the Buyer has been unable to implement New Capacity for all Further Policies by Completion, it shall use all reasonable endeavours to implement it as soon as possible after Completion and in any event before the date specified in clause 10.3.2. The Parties shall co-operate in relation to the implementation of the New Capacity and, at the request of a Party, the other Party shall and shall procure that the Group Companies shall (in the case of the Seller, before Completion at the request of the Buyer, and in the case of the Buyer, after Completion) co-operate and use all reasonable commercial endeavours to assist in implementing any assignments, novations, transfers, reinsurance or replacements of, or amendments to any Existing Distribution Arrangements required in connection with the implementation of the New Capacity.

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10.2

If and to the extent that the Buyer has not, on or before Completion, and subject as provided in clause 10.3, secured New Capacity for all or some of the Further Policies, the Seller shall upon the Buyer’s written request use all reasonable endeavours to procure that AXA France will insure or reinsure such Further Policies on the same or substantially similar terms on which the Existing Policies are written unless otherwise agreed by the parties. The Seller shall promptly notify the Buyer in writing should AXA France inform the Seller that AXA France does, or does not (as the case may be), agree to insure or reinsure any Further Policies for which New Capacity has not been secured.

10.3

If AXA France agrees to insure or reinsure any Further Policies for which New Capacity has not been secured (save with the prior written consent of AXA France), AXA France shall not however be required to insure or reinsure any such Further Policies:

10.3.1

if such Further Policies relate to extended warranty or mechanical breakdown insurance products, unless the Buyer has secured reinsurance or as the case may be, retrocession capacity relating to such Further Policies on terms acceptable to AXA France; and

10.3.2	in any event, at any time on or after six months after Completion.

10.4

If AXA France does not agree to insure or reinsure any Further Policies for which New Capacity has not been secured from the Completion Date and/or the reinsurance or retrocession capacity required under clause 10.3.1 is not provided, the Buyer shall from the Completion Date ensure that no Further Policies or new or existing reinsurance agreements to which AXA France is party are issued or renewed in the name of AXA France and that no new liability for AXA France or any other member of the AXA Group is created or implied to any policyholder, beneficiary or insurer of a Further Policy after the Completion Date.

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10.5

If the Buyer has been unable to secure New Capacity for any Further Policies before the date specified in clause 10.3.2, it shall on and after such date ensure that no Further Policies or new or existing reinsurance agreements to which AXA France is party are issued or renewed in the name of AXA France and that no liability for AXA France or any other member of the AXA Group is created or implied to any policyholder, beneficiary or insurer of a Further Policy after such date.

10.6

The Buyer shall on demand indemnify the Seller, AXA France and each other member of the AXA Group against any and all (i) direct losses, damages, liabilities, claims, costs and reasonable expenses actually incurred by any of them (excluding indirect or consequential loss), and (ii) costs of capital (and excluding in both (i) and (ii) any VAT that is recoverable as input tax and taking account of any Relief that arises by reference to the matter giving rise to the claim, or the loss, damage, liability, claim, cost or expense in question, to the extent only that that Relief gives rise to an actual saving of Tax) as a result of any breach of the obligations under any of clauses 10.1, 10.3, 10.4, 10.5, 10.7, 10.8 and/or 10.9 by the Buyer or any member of the Buyer’s Group, save to the extent that such loss, damage, liability or claim arises or is increased as a result of the Seller’s failure to comply with its obligations under clause 10.1 or clause 10.2.

10.7

Subject to clauses 10.2 and 10.3, following Completion the Buyer shall and shall ensure that the Group Companies shall provide all reasonable assistance requested by the Seller and/or AXA France after Completion to terminate or cancel any Existing Distribution Agreement which AXA France is party to.

10.8

For the avoidance of doubt, the Buyer hereby acknowledges and agrees that AXA France will have no obligation to insure or reinsure any policies issued under any New Distribution Agreement and the Buyer will not take any actions or steps to create any liability or responsibility for AXA France in respect of any New Distribution Agreement.

10.9

The Buyer shall procure that, following Completion, save with the prior written consent of the Seller, neither of the Group Companies nor any other member of the Buyer’s Group shall use any brands, logos or other IP of any member of the AXA Group, except that the Group Companies shall be permitted to use such brands and logos (but not any other such IP) for Existing Policies and prior to the date set out in clause 10.3.2 solely for the purposes of the Further Policies that are insured by AXA France pursuant to clause 10.3.

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11.	EXISTING POLICIES AND RENEWAL RIGHTS

11.1

Following Completion, the Buyer will use all reasonable endeavours to ensure that the Group Companies continue to apply due care in their management of the Existing Policies and any Further Policies insured or reinsured by AXA France in accordance with clause 10.2 and continue to comply with the terms of any applicable agreement governing the management of the Existing Policies and any Further Policies (each an “Applicable Agreement”) between either Group Company and AXA France and/or any other member of the Seller’s Group (including, without limitation, the Existing AXA France Agreements) which have been Disclosed.

11.2

The Buyer acknowledges and agrees that all of the rights of AXA France under each Applicable Agreement (including, any audit or termination rights) shall continue to apply after Completion. The Buyer shall on demand indemnify the Seller and AXA France against any and all (i) direct losses, damages, liabilities, claims, costs and reasonable expenses actually incurred by any of them (excluding any indirect or consequential loss), and (ii) costs of capital (each of the foregoing a “Relevant Loss”) (and excluding in both (i) and (ii) any VAT that is recoverable as input tax and taking account of any Relief that arises by reference to the matter giving rise to the claim, or the loss, damage, liability, claim, cost or expense in question, to the extent only that that Relief gives rise to an actual saving of Tax) as a result of any breach of clause 11.1 by the Buyer, provided always that (a) the maximum aggregate liability of the Buyer shall be limited to £2 million; and (b) subject to clause 11.3, the Seller and any member of the AXA Group including AXA France shall not be entitled to recover more than once from the Buyer and any of the Group Companies in relation to a Relevant Loss, whether such loss arises under this Agreement or the Applicable Agreements.

11.3

For the avoidance of doubt, the Parties agree that if the amount of the Relevant Loss exceeds the amount recoverable from the Buyer under clause 11.2, AXA France and/or the Seller shall continue to be able to claim from the Group Companies any amount in respect of a Relevant Loss not recovered from the Buyer under clause 11.2 which is payable under the terms of the Applicable Agreements.

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11.4

The Buyer will use its commercially reasonable endeavours to negotiate a profit-sharing agreement in respect of the Further Policies insured or reinsured by the provider(s) of the New Capacity. Any such agreement shall be on terms acceptable to AXA France and the Buyer and shall provide for AXA France to receive 90% of the net profits arising from such Further Policies received by a Group Company (or any member of the Buyer’s Group for the Business) from such provider(s) of the New Capacity for a period of two years from Completion (excluding any fees for services provided by the Buyer or a Group Company in accordance with the terms of an Existing Distribution Arrangement.) For the avoidance of any such profit sharing agreement will not apply to policies insured or reinsured under any New Distribution Agreement.

12.	WARRANTIES

12.1	The Seller warrants to the Buyer that each of the Warranties are, save as Disclosed, true and accurate and not misleading on the date of this agreement.

12.2

The Seller further warrants to the Buyer immediately prior to Completion on the Completion Date (with reference to the facts and circumstances then existing), and save as Disclosed, that each of the Warranties is true and accurate at such time. Any reference made to the date of this agreement (whether express or implied) in relation to any Warranty shall be construed, in connection with the repetition of the Warranties, as a reference to the time of such repetition.

12.3

Warranties qualified by the expression “so far as the Seller is aware” or any similar expression are deemed to be given to the best of the knowledge, information and belief of the Seller after making due and careful enquiries of the Key Employees and the directors of the Company, save that the Seller shall not be required to make any inquiries of any contractual counterparties who are not members of the AXA Group.

12.4	Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision in this agreement.

12.5

If at any time during the Interim Period the Seller (or any member of the Seller’s Group) becomes aware of a fact or circumstance which constitutes (or which is reasonably expected to constitute) a breach of Warranty, or which would cause (or is reasonably expected to cause) a Warranty to be untrue, inaccurate or misleading, it shall promptly:

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12.5.1	notify the Buyer in writing of the relevant fact or circumstance in sufficient detail to enable the Buyer to make a reasonable assessment of the situation; and

12.5.2	if requested by the Buyer, use all reasonable endeavours to remedy or prevent (as the case may be) the notified breach or anticipated breach.

12.6

Save in the event of fraud, a breach of clause 4.1 or a breach of a Fundamental Warranty, in the event that prior to Completion a Warranty is breached or the Seller breaches any other term of this agreement (including any of the Seller’s obligations and undertakings in Part 2 of Schedule 2), the Buyer shall nevertheless be required to proceed to Completion and shall not be entitled to terminate or rescind the agreement, and the Buyer’s sole remedy (if applicable) shall be to bring a Warranty Claim and/or claim damages for breach of this agreement (as applicable).

12.7

Except for the matters Disclosed, no information of which the Buyer (or any of its agents or advisers) has knowledge (in each case whether actual, constructive or imputed), or which could have been discovered (whether by investigation made by the Buyer or on its behalf), shall prejudice or prevent any Warranty Claim or reduce the amount recoverable under any Warranty Claim.

12.8

The Seller agrees that the supply of any information by or on behalf of any Group Company, or any of its employees, directors, agents or officers (“Officers”) to the Seller or its advisers in connection with the Warranties, the First Disclosure Letter, the Second Disclosure Letter or otherwise shall not constitute a warranty, representation or guarantee as to the accuracy of such information in favour of the Seller. The Seller unconditionally and irrevocably waives all and any rights and claims that it may have against any the Group Company or the Officers on whom the Seller has, or may have, relied in connection with the preparation of the First Disclosure Letter or the Second Disclosure Letter or agreeing the terms of this agreement, and further undertakes to the Buyer, the Group Companies and the Officers not to make any such claims.

12.9	The rights and remedies of the Buyer in respect of any Relevant Claim shall not be affected by Completion.

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13.	LIMITATIONS ON WARRANTY CLAIMS

13.1

Save as provided in clause 13.9, the provisions of this clause 13 and Schedule 7 shall limit or exclude (as the case may be) the liability of the Seller in relation to any Warranty Claim or claim under the Tax Covenant (to the extent only that any sub-clause of this clause 13 or any paragraph of Schedule 7 expressly refers to a claim under the Tax Covenant) or otherwise under this agreement.

13.2	The maximum aggregate liability of the Seller in respect of:

13.2.1

all Fundamental Warranty Claims under this agreement shall not exceed an amount equal to 100% of the amount of the Base Purchase Price which has actually been received by the Seller at the time any such Fundamental Warranty Claim is made;

13.2.2	all Tax Claims shall not exceed an amount equal to 50% of the amount of the Base Purchase Price which has actually been received by the Seller at the time any such Tax Claim is made; and

13.2.3

all General Warranty Claims under this agreement shall in no event exceed an amount equal to 40% of the amount of the Base Purchase Price which has actually been received by the Seller at the time any such General Warranty Claim is made, provided always that the maximum aggregate liability of the Seller in respect of any and all Warranty Claims and any and all claims under the Tax Covenant shall be limited to an aggregate amount equal to the amount of the Base Purchase Price which has actually been received by the Seller at the time any such Warranty Claim and/or claim under the Tax Covenant is made.

13.3	The Seller shall not be liable for a General Warranty Claim or claim under the Tax Warranties unless:

13.3.1	the Seller’s aggregate liability in respect of such General Warranty Claim or claim under the Tax Warranties (together with any connected claims) exceeds £15,000; and

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13.3.2

the amount of the Seller’s aggregate liability in respect of such General Warranty Claim or claim under the Tax Warranties (together with any connected claims), when aggregated with the Seller’s aggregate liability for all General Warranty Claims and claims under the Tax Warranties that are not excluded under clause 13.3.1, exceeds £150,000, in which case the Seller shall be liable for the whole amount claimed (and not just the amount by which the threshold in this clause 13.3.2 is exceeded).

For the purposes of this clause 13.3, a Warranty Claim is connected with another Warranty Claim if the Warranty Claims arise from the same event or set of circumstances or relate to the same subject matter.

13.4

The Seller shall not be liable for a Warranty Claim or claim under the Tax Covenant unless notice in writing summarising the nature of the Warranty Claim or claim under the Tax Covenant and, as far as is reasonably practicable, the amount claimed, has been given by or on behalf of the Buyer to the Seller:

13.4.1	in the case of a Tax Claim, on or before the seventh anniversary of Completion; and

13.4.2	in the case of a General Warranty Claim, prior to the expiry of the period of 24 months commencing on the Completion Date; and

13.4.3	in the case of a Fundamental Warranty Claim, prior to the expiry of the period of 48 months commencing on the Completion Date.

Furthermore, the liability of the Seller in respect of any such Warranty Claim shall absolutely cease and determine unless, within nine months of the date of such notice, either the amount payable in respect of such Warranty Claim has been agreed by the Seller or legal proceedings in respect of such Warranty Claim have been commenced by the Buyer.

13.5

The Seller shall have no liability in respect of a Warranty Claim (other than a claim under the Tax Warranties if and to the extent that such Warranty Claim is based upon a contingent liability unless and until such liability becomes an actual liability and the period for issuing and serving proceedings in respect of that Warranty Claim as specified in clause 13.4 shall be extended until nine months after the date on which the liability pursuant to the relevant Warranty Claim ceased to be contingent.

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13.6	The Seller shall not be liable for a Warranty Claim to the extent that the Warranty Claim:

13.6.1	relates to matters Disclosed; or

13.6.2

other than under the Tax Warranties, relates to a matter specifically and fully provided for in the Locked Box Accounts, provided that and for the avoidance of doubt, the Seller shall remain fully liable up to the amounts stated in clause 13.2 (as applicable) for any amount by which the Warranty Claim exceeds such specific provision, reserve or allowance made in the Locked Box Accounts in respect of the relevant matter on liability giving rise to the Warranty Claim.

13.7	The Seller shall not be liable under the Warranties in respect of any matter:

13.7.1

other than under the Tax Warranties, which would not have arisen but for, after the date of this agreement, the passing of, or any change in, any law, rule, regulation or administrative practice of any government, governmental department, agency, Tax Authority or regulatory body or any increase in the rates of Taxation or any imposition of Taxation, or withdrawal of any extra-statutory concession, not in effect (actually or prospectively) at the date of this agreement; or

13.7.2	to the extent that recovery has already been made in respect of the same loss, damage, breach or other set of circumstances under a Warranty other than the one under which the claim is being asserted.

13.8	The Seller shall have no liability in respect of a Warranty Claim to the extent that such Warranty Claim (or its subject matter) arises or is increased as a result of:

13.8.1	any act, event, default, omission, transaction or arrangement occurring before Completion at the written request or direction, or with the written consent, of the Buyer; or

13.8.2

other than the Tax Warranties, any change in any accounting or taxation policies or practice of either Group Company, the Buyer or any other company in the Buyer’s Group after the date of this agreement.

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13.9

Nothing in this clause 13 or Schedule 7 applies to exclude or limit the liability of the Seller to the extent that a Warranty Claim or a claim under the Tax Covenant arises or is delayed as a result of dishonesty, fraud, wilful misconduct or dishonest concealment by the Seller or any of its agents or advisors.

13.10	The Seller shall not plead the Limitation Act 1980 in respect of any claims made under the Tax Warranties or Tax Covenant up to seven years after the Completion Date.

13.11	Notwithstanding any other provision of this agreement, the Buyer shall not be entitled to recover more than once in respect of the same loss.

14.	TAX COVENANT

The provisions of Schedule 5 apply in this agreement in relation to Tax.

15.	RESTRICTIONS ON THE SELLER

15.1

Save for in the ordinary course of its (or their) continued involvement with the Business, the Seller covenants with the Buyer that it shall not (and it shall procure that no other member of the Seller’s Group shall):

15.1.1

subject to clause 15.2, at any time for two years from the Completion Date (but one year only for SMART insurance products), distribute motor vehicle extended warranty, SMART or mechanical breakdown insurance products (but excluding motor roadside and breakdown assistance and tyre and alloy protection products, which will not be subject to the restrictions in this clause 15) in competition with the Business (or any part of it) as it is carried on at the Completion Date in the United Kingdom, the European Union or the United States of America;

15.1.2

at any time for two years from the Completion Date, solicit any of the distribution partners of either Group Company as at the Completion Date listed in Schedule 8 in respect of any of the products set out against their names respectively in Schedule 8 being distributed by such partners at the Completion Date which have been arranged by either Group Company or any directly related services being provided by either Group Company at the Completion Date. Nothing in this clause 15.1.2 shall prohibit or restrict the ability of any member of the Seller’s Group to approach, solicit and deal with such partners in relation to any other products and services not listed in Schedule 8;

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15.1.3	at any time during the period of 36 months commencing on the date of this agreement:

(a)	offer employment to, enter into a contract for the services of, or otherwise entice or attempt to entice away from either Group Company any Key Employee; or

(b)	procure or facilitate in relation to any Key Employee, the making of any such offer or attempt by any other person;

15.1.4	subject to clause 10, at any time after Completion, present itself or permit itself to be presented as:

(a)	connected in any capacity with either Group Company; or

(b)	interested or concerned in any way in the Sale Shares (or any of them); or

15.1.5	at any time after Completion, do or say anything which may be harmful to the reputation of either Group Company.

15.2

During the two year period (or one year period, for SMART insurance products) referred to in clause 15.1.1, the Seller or any member of the Seller’s Group may distribute motor vehicle extended warranty, SMART or mechanical breakdown insurance products if it either (i) appoints the Group Companies to administer such products on behalf of the Seller, AXA France or the relevant member of the Seller’s Group; or (ii) it requests the Group Companies to act as the administrator of such products but the Group Companies decline to do so or after good faith negotiations, the Seller, AXA France or relevant member of the Seller’s Group are not able to agree commercially acceptable terms with the Group Companies for providing administration services.

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15.3

The covenants in clause 15.1 are intended for the benefit of, and shall be enforceable by, the Buyer and shall apply to actions carried out by the Seller in any capacity (including as shareholder, partner, director, principal, consultant, officer, employee, agent or otherwise) and whether directly or indirectly, on the Seller’s own behalf or on behalf of, or jointly with, any other person.

15.4	Nothing in clause 15.1 shall prevent any member of the Seller’s Group from:

15.4.1	employing any person whose employment is terminated after Completion by the Company, the Subsidiary or any other member of the Buyer’s Group; or

15.4.2

placing a general recruitment advertisement for employees in the ordinary course of its business which is not targeted specifically at employees of either Group Company and is not for the purposes of recruitment of personnel to undertake a business in competition with the Business in breach of this clause 15, or from employing any person who responds to any such advertisement.

15.5

Each of the covenants in clause 15.1 is a separate undertaking by the Seller in relation to itself and its interests and shall be enforceable by the Buyer separately and independently of its right to enforce any one or more of the other covenants contained in that clause.

15.6

The parties acknowledge that the Seller has confidential information relating to the Business and that the Buyer is entitled to protect the goodwill of the Business as a result of buying the Sale Shares. Accordingly, each of the covenants in clause 15.1 is considered fair and reasonable by the parties.

15.7	The consideration for the covenants in clause 15.1 is included in the Base Purchase Price.

15.8	Nothing in clause 15.1 shall be construed as imposing any restriction on any member of the AXA Group who is not a member of the Seller’s Group.

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16.	CONFIDENTIALITY AND ANNOUNCEMENTS

16.1	The Seller undertakes to the Buyer and each Group Company that it shall:

16.1.1

keep confidential the terms of this agreement and all confidential information, know-how and trade secrets in its knowledge or possession concerning the business, affairs, customers, clients or suppliers of either Group Company or any member of the Buyer’s Group;

16.1.2	not disclose any of the information referred in clause 16.1.1 in whole or in part to any third party, except as expressly permitted by this clause 16; and

16.1.3	not make any use of any of the information referred in clause 16.1.1, other than to the extent necessary for the purpose of exercising or performing its rights and obligations under this agreement.

16.2 The Buyer undertakes to the Seller that it shall keep confidential the terms of this agreement.

16.3

Nothing in this agreement shall be construed as imposing on the Buyer an obligation to keep confidential any information relating to either Group Company or to restrict its use of such information after Completion.

16.4	Notwithstanding any other provision of this agreement, each party may disclose information:

16.4.1

to such professional advisers and consultants as are reasonably necessary to advise on this agreement, or to facilitate the transaction(s) contemplated by this agreement, if the disclosing party procures that the people to whom the information is disclosed keep it confidential as if they were that party;

16.4.2	to members of its Group;

16.4.3	if and to the extent required by law, a regulatory body, a Taxation Authority or a securities exchange;

16.4.4	to make any filing with, or obtain any authorisation from, a regulatory body, Taxation Authority or securities exchange;

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16.4.5	if and to the extent required in order to satisfy the Conditions;

16.4.6	to protect the disclosing party’s interest in any arbitration or legal proceedings;

16.4.7	if and to the extent required for audit or internal reporting purposes;

16.4.8	if it is or becomes generally available to the public, other than in breach of an obligation of confidence set out herein; or

16.4.9

if it was, is or becomes available to the receiving party on a non-confidential basis from a person who, to the receiving party’s knowledge, is not bound by a confidentiality agreement with the disclosing party or otherwise prohibited from disclosing the information to the receiving party,

16.4.10

provided that in the case of clause 16.4.3 only (and to the extent it is legally permitted to do so) the party making the disclosure gives the other party as much notice of the disclosure as possible and, where notice of disclosure is not prohibited and is given in accordance with this clause, it takes into account the reasonable requests of the other party concerning the content of the disclosure.

16.5

Subject to clauses 16.6 and 16.7 (inclusive), neither party shall make, or permit any person to make, any public announcement, communication or circular concerning this agreement or the Transaction (an “Announcement”) without the prior written consent of the other party (such consent not to be unreasonably withheld or delayed).

16.6

Nothing in clause 16.5 shall prevent either party from making an Announcement required by law or any governmental or regulatory authority (including any Tax Authority), any securities exchange, or any court or other authority of competent jurisdiction provided that the party required to make the Announcement consults to the extent legally possible with the other party and takes into account its reasonable requests concerning the content of the announcement before it is made.

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16.7

The Buyer may at any time after Completion announce its acquisition of the Sale Shares to any employees, clients, customers or suppliers of the Company, the Subsidiaries or any other member of the Buyer’s Group.

17.	FURTHER ASSURANCE

At their own expense, the parties shall (and shall use commercially reasonable endeavours to procure that any relevant third party shall) promptly execute and deliver such documents and perform such acts as the Seller (in the case of the Buyer) or the Buyer (in the case of the Seller) may reasonably require from time to time for the purpose of giving full effect to this agreement.

18.	ASSIGNMENT

18.1

Subject to the further provisions of this clause 18, neither party shall assign, mortgage, charge, declare a trust of, or deal in any other manner with any or all of its rights and obligations under this agreement (or any other document referred to in it).

18.2

The Buyer may following the date of this agreement assign or transfer its rights (but not its obligations) under this agreement (or any other document referred to in it) to a member of the Buyer’s Group provided such assignee or transferee has all appropriate regulatory approvals, authorisations and consents.

18.3	If there is an assignment or transfer of the Buyer’s rights under this agreement in accordance with clause 18.2:

18.3.1	the Seller may discharge its obligations under this agreement to the Buyer until it receives notice of the assignment or transfer;

18.3.2

the Buyer shall procure that such assignee complies with clauses 16.2 and 16.5 as if it were a party to this agreement, and shall appoint the person stated in clause 31.2 as its agent for service of process;

18.3.3	the assignee or the transferee may enforce this agreement as it if were named in this agreement as the Buyer, but the Buyer shall remain liable for any obligations under this agreement; and

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18.3.4	the Seller’s liability under this agreement shall be no greater than the liability that would have arisen if there had been no assignment or transfer.

19.	NO AGENCY

Each party confirms it is acting on its own behalf and not for the benefit of any other person.

20.	ENTIRE AGREEMENT

20.1

This agreement (together with the documents referred to in it) constitutes the entire agreement between the parties and supersedes and extinguishes all previous discussions, correspondence, negotiations, drafts, agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to their subject matter.

20.2

Each party acknowledges that in entering into this agreement, it does not rely on, it has not been induced to enter into this agreement on the basis of and it shall have no remedies in respect of, any statement or warranty (whether made innocently or negligently) that is not set out in this agreement.

20.3	Nothing in this clause 20 operates to limit or exclude any liability for fraud, including fraudulent misrepresentation.

21.	VARIATION AND WAIVER

21.1	No variation of this agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).

21.2

A waiver of any right or remedy under this agreement or by law is only effective if given in writing and signed by the person waiving such right or remedy. Any such waiver shall apply only to the circumstances for which it is given and shall not be deemed a waiver of any subsequent breach or default.

21.3

A failure or delay by any person to exercise any right or remedy provided under this agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this agreement or by law shall prevent or restrict the further exercise of that or any other right or remedy.

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22.	COSTS

22.1

Except as expressly provided in this agreement, each party shall pay its own costs and expenses incurred in connection with the negotiation, preparation and execution of this agreement (and any documents referred to in it).

22.2	The Buyer shall be responsible for paying all stamp duty and stamp duty reserve tax on the agreement to transfer, and on the transfer of, the Sale Shares pursuant to this agreement.

23.	NOTICES

23.1	A notice given to a party under or in connection with this agreement shall be in writing and in English and:

23.1.1

shall be sent to the relevant party for the attention of the contact and to the address specified in clause 23.2, or such other address or contact as that party may notify to the others in accordance with the provisions of this clause 23; and

23.1.2	shall be:

(a)	delivered by hand;

(b)	sent by pre-paid first class post or another next working day delivery service;

(c)	sent by airmail or by reputable international overnight courier (if the notice is to be served by post to an address outside the country from which it is sent); or

(d)	sent by email to the other party.

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23.2	The addresses for service of notices on the Buyer and the Seller are:

23.2.1	Buyer

(a)	address: 802 Vijaya Building, 17 Barakhamba Road, New Delhi – Delhi 110001 India

(b)	for the attention of: Mohit Pasricha

(c)	email address: mohit@roadzen.io, with a copy to Rohan Malhotra at rohan@roadzen.io

23.2.2	Seller

(a)	address: 6, rue André Gide, 92320 Châtillon, France

(b)	for the attention of: General Counsel, AXA Partners

(c)	email address: bruno.brochet@axapartners.com

23.3

A party may change its details for service of notices as specified in clause 23.2 by giving notice to the other party. Any change notified pursuant to this clause shall take effect at 9.00 am on the later of:

23.3.1	the date, if any, specified in the notice as the effective date for the change; and

23.3.2	five Business Days after deemed receipt of the notice of change.

23.4	Delivery of a notice is deemed to have taken place (provided that all other requirements in this clause have been satisfied):

23.4.1	if delivered by hand, on signature of a delivery receipt;

23.4.2

if sent by pre-paid first class post or another next working day delivery service to an address in the UK, at 10.00 am on the second Business Day after posting or at the time recorded by the delivery service;

23.4.3	if sent by pre-paid airmail to an address outside the country from which it is sent, at 10.00 am on the fifth Business Day after posting;

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23.4.4	if sent by reputable international overnight courier to an address outside the country from which it is sent, on signature of a delivery receipt or at the time the notice is left at the address; or

23.4.5	if sent by email to the email address specified in clause 23.2, at the time of transmission; and

23.4.6

if deemed receipt under the previous paragraphs of this clause 23.4 would occur outside business hours in the place of receipt (which, in the case of service of a notice by email shall be deemed to be the same place as is specified for service of notices on the relevant party by hand or post) it shall be deferred until 10.00 am on the day when business next starts in the place of deemed receipt. For the purposes of this clause: (a) all references to time are to local time in the place of deemed receipt; and (b) business hours means 10.00 am to 4.30 pm Monday to Friday on a day that is not a public holiday in the place of deemed receipt.

24.	SEVERANCE

If any provision or part-provision of this agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this agreement.

25.	AGREEMENT SURVIVES COMPLETION

This agreement (other than obligations that have already been fully performed) remains in full force after Completion.

26.	THIRD PARTY RIGHTS

26.1

Except as provided in clauses 26.2 and 26.3, a person who is not a party to this agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement but this shall not affect any right or remedy of a third party which exists or is available apart from under that Act.

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26.2

Clauses 10.1, 10.3 to 10.5 (inclusive), 10.6, 10.7 to 10.9 (inclusive) and 11 are intended to benefit AXA France and shall be enforceable by AXA France under the Contracts (Rights of Third Parties) Act 1999 and otherwise to the fullest extent permitted by law.

26.3

Clauses 10.4 to 10.6 (inclusive), 10.9 and 11.1 are intended to benefit the members of the AXA Group and shall be enforceable by each of them under the Contracts (Rights of Third Parties) Act 1999 and otherwise to the fullest extent permitted by law.

26.4

The provisions of the clauses referred to in clauses 26.2 and 26.3 may be varied by agreement between the parties to this agreement or terminated, and any liability in respect of rights or claims contemplated by those provisions may also be released or compromised in whole or in part, without the consent of any other person.

27.	COUNTERPARTS

27.1

This agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement.

27.2	No counterpart shall be effective until each party has executed and delivered at least one counterpart.

28.	RIGHTS AND REMEDIES

Except as expressly provided in this agreement, the rights and remedies provided under this agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

29.	INADEQUACY OF DAMAGES

Without prejudice to any other rights or remedies that the Buyer may have, the Seller acknowledges and agrees that damages alone would not be an adequate remedy for any breach of the terms of clause 15 or clause 16 by the Seller. Accordingly, the Buyer shall be entitled to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of clause 15 or clause 16 of this agreement.

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30.	GOVERNING LAW AND JURISDICTION

30.1

This agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of England and Wales.

30.2

Each party irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this agreement or its subject matter or formation.

31.	AGENTS FOR SERVICE OF PROCESS

31.1

The Seller irrevocably appoints AXA Assistance UK Limited of The Quadrangle, 106-118 Station Road, Redhill, Surrey RH1 1PR (Attn: Head of Legal) as its agent to receive on its behalf in England or Wales service of any proceedings under clause 30.2 above. Such service shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by the Seller) and shall be valid until such time as the Buyer has received prior written notice that such agent has ceased to act as agent. If for any reason such agent ceases to be able to act as agent or no longer has an address in England or Wales, the Seller shall forthwith appoint a substitute acceptable to the Buyer and deliver to the Buyer the new agent’s name and address within England and Wales.

31.2

The Buyer irrevocably appoints Winston & Strawn London LLP of CityPoint, One Ropemaker Street, London, EC2Y 9AW, United Kingdom, as its agent to receive on its behalf in England or Wales service of any proceedings under clause 30.2 above. Such service shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by the Buyer) and shall be valid until such time as the Seller has received prior written notice that such agent has ceased to act as agent. If for any reason such agent ceases to be able to act as agent or no longer has an address in England or Wales, the Buyer shall forthwith appoint a substitute acceptable to the Seller and deliver to the Seller the new agent’s name and address within England and Wales.

32.	INTEREST ON LATE PAYMENTS AND GROSS UP

32.1

If a party fails to make any payment due to the other party under this agreement by the due date for payment, then the defaulting party shall pay Default Interest on the overdue amount. The defaulting party shall pay such interest together with the overdue amount.

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32.2

All amounts due under this agreement shall be paid by the paying party to the receiving party in full without any set-off, counterclaim, deduction or withholding (other than any deduction or withholding of Tax required by law). If any deductions or withholdings are required by law to be made from any of the sums payable under this agreement, the paying party shall provide any evidence of the relevant withholding as the receiving party may reasonably require and shall pay to the receiving party any sum as will, after the deduction or withholding is made, leave the receiving party with the same amount as it would have been entitled to receive without that deduction or withholding.

32.3

If any sum payable by the Seller to the Buyer under this agreement is subject to Tax in the hands of the Buyer (or would be, but for the availability of any Buyer’s Relief (as defined in Schedule 5), the Seller shall pay any additional amount required to ensure that the net amount received by the Buyer shall be the amount that the Buyer would have received if the payment was not subject to Tax (or would have been subject to Tax, but for the availability of any Buyer’s Relief).

32.4	The provisions of clauses 32.2 and 32.3 shall not apply to the extent that:

32.4.1	the payment is a payment of late payment interest; or

32.4.2	the deduction, withholding or Tax has already been taken into account in computing and increasing the quantum of any payment.

32.5

If a payment by the Seller under this agreement is made to a person other than the original Buyer then the Seller shall be required to pay any additional amount or sum under clauses 32.2 and 32.3 only to the extent that such an additional amount or sum would have been required to be made had the recipient of the payment been the original Buyer.

32.6

If the Seller pays any additional amount or sum pursuant to clauses 32.2 and/or 32.3 and, in respect of the deduction, withholding or Tax to which the additional amount or sum relates, the Buyer is entitled to any Relief which it would not otherwise have received, the Buyer shall reimburse the Seller such part of the increase as the Buyer

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reasonably considers shall leave the Buyer in no better or worse position than it would have been in had there been no such deduction, withholding or Tax. The Buyer shall promptly notify the Seller of any such Relief to which it is entitled and such reimbursement shall be made no later than five Business Days after: (i) the date when the Buyer receives the Relief as a repayment of Tax or payment of a payable Tax credit; or (ii) the last date when the Buyer would have been liable to pay Tax which has been saved by the use or set-off of the Relief.

This agreement has been entered into on the date stated at the beginning of it.

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SCHEDULE 1

Particulars of the Company and the Subsidiary

Part 1: The Company

Name:	Global Insurance Management Limited

Registration number:	01394929

Registered office:	7th floor, Eaton House, Eaton Road, Station Square, Coventry, CV21 2FJ

Issued share capital:	£250,000, comprising of 1,400 Ordinary A shares at £1.00 each and 248,600 Ordinary B shares at £1.00 each

Registered shareholder(s) and number of Sale Shares held:	1,400 Ordinary A shares held by AXA Partners Holding SA 248,600 Ordinary B shares held by AXA Partners Holding SA

Directors:	Xavier Philippe Blanchard Philippe Alex Gilles Gourier Ian Turley

Secretary:	Jeffrey Hunter

Auditor:	Mazars LLP

Registered Charge(s):	none

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Part 2: The Subsidiary

Name:	A1 Guarantee Limited

Registration number:	00946609

Registered office:	7th floor, Eaton House, Eaton Road, Station Square, Coventry, CV21 2FJ

Issued share capital:	£100, comprising of 100 Ordinary shares of £1.00 each

Registered shareholder(s) and number of Sale Shares held:	100 Ordinary shares held by Global Insurance Management Limited

Directors:	Philippe Alex Gilles Gourier Ian Turley

Secretary:	Jeffrey Hunter

Auditor:	Mazars LLP

Registered Charge(s):	none

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SCHEDULE 2

Completion Conditions and conduct of business pending Completion

Part 1: Conditions to Completion

1.	REGULATORY REQUIREMENTS

Following submission to the FCA of the CIC Application by the Buyer, the FCA indicating in terms satisfactory to the Seller and the Buyer (each acting reasonably and in good faith) that it consents to (with or without conditions) or has no objection to the Buyer and any other Controller acquiring control (within the meaning of section 181 of FSMA) of the Company pursuant to this agreement, or, in the absence of such notice, the FCA being treated in accordance with section 189(6) of FSMA as having approved the Buyer and each other Controller acquiring such control.

2.	TRANSITIONAL SERVICES AGREEMENT

The Transitional Services Agreement being duly executed and entered into by, and exchanged by and among, each of the parties to it, conditional on Completion occurring.

3.	POST-COMPLETION INSURANCE CAPACITY

The Seller having prior to service of the Completion Notice used all reasonable endeavours (and having prior to such service procured that each of the Group Companies use all reasonable endeavours) to co-operate with and assist the Buyer in putting in place the reinsurance or (as the case may be) retrocession capacity envisaged by clause 10.3.1.

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Part 2: Conduct of business between exchange and Completion

1.	CONDUCT OF BUSINESS IN THE INTERIM PERIOD

At all times during the Interim Period, the Seller shall, save with the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed):

1.1	procure that the Business of each Group Company is carried on in the ordinary and normal course and in the manner provided in this Part 2 of Schedule 2;

1.2

use all reasonable endeavours to maintain the trade and trade connections of each Group Company (it being accepted that this shall not be breached where a counterparty to a contract exercises voluntarily a pre-existing right of termination);

1.3	promptly notify the Buyer in writing of any material change in the Business, financial position or assets of either Group Company;

1.4

promptly provide the Buyer, its agents and representatives with such information relating to the business and affairs of each Group Company, and such access to their books and records, as the Buyer may reasonably request from time to time, including, without limitation, the provision of monthly management accounts for each calendar month within 30 days of the end of each such calendar month; and

1.5	not induce, or attempt to induce (whether directly or indirectly), any of the employees of either Group Company to terminate their employment.

2.	MATTERS SUBJECT TO THE BUYER’S CONSENT

The Seller shall procure that, except with the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed), during the Interim Period each Group Company shall not (nor shall it agree to):

2.1	allot any shares or other securities or repurchase, redeem or agree to repurchase or redeem any of its share capital;

2.2	pass any resolution of its members;

2.3	appoint any person as a director (save to replace a departing director);

2.4	create any Encumbrance over any of its assets or its undertaking;

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2.5	give any financial or performance guarantee, or any similar security or indemnity to any person or entity (including, without limitation, any Director, consultant or employee);

2.6	permit any of its insurance policies to lapse or do anything which would reduce the amount or scope of cover or make any of its insurance policies void or voidable;

2.7	incur any capital expenditure on any individual item in excess of £100,000;

2.8	borrow any sum in excess of £100,000;

2.9	incur any liability on any items (whether individually or in the aggregate) in excess of £100,000;

2.10	save for the Permitted Distribution (and then subject as provided in clause 5) and/or the 2020 Dividend, declare or pay any dividend or make any other distribution of its assets;

2.11	dispose of any material asset of either Group Company or of any assets with a combined value of more than £100,000;

2.12	make or change any material claim or election for Tax purposes;

2.13	adopt or make any material change in its Tax or other accounting practices, procedures, principles or policies by reference to which its tax returns are prepared or accounts are drawn up;

2.14	amend in any material way any tax return;

2.15	enter into any settlement, compromise or closing agreement with respect to Tax;

2.16	consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of a material amount of Tax;

2.17

undertake any activity which will or may give rise to a claim of misuse of any real property subject to the leases of the Leasehold Properties or breach any of the terms of the leases of the Leasehold Properties;

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2.18	modify or agree to terminate any contract of material importance to the Business;

2.19

subject to paragraph 2.23, enter into or amend or vary the terms of any intra-group agreement between a Group Company and any member of the Seller’s Group, or (except for ordinary course of business payments of management fees which are provided for in the Locked Box Accounts or the Management Accounts, or otherwise agreed with the Buyer) pay any management charge to the Seller or any other member of the Seller’s Group;

2.20

make any material alterations to the terms of employment (including benefits and contributions towards pensions, lump sum, death, ill-health, disability or accident benefits) of the Directors or any of the employees[1];

2.21

other than to the extent required to comply with a legislative requirement, amend any agreements or arrangements for the payment of pensions or other benefits on retirement to any of its current or former employees or directors (or any of their dependants) of either Group Company;

2.22	commence, settle or agree to settle any legal proceedings relating to the Business, or otherwise concerning either Group Company, except debt collection in the normal course of business;

2.23	save for any Transaction Document, enter into any agreement with the Seller or any other member of the AXA Group;

2.24	enter into any lease, lease-hire or hire-purchase agreement or agreement for payment on deferred terms in excess of £50,000;

2.25	make any material alterations to the terms of employment or engagement (including benefits) of any of its Directors or Employees;

2.26

dismiss any of its Employees or employ or engage (or offer to employ or engage) any person other than in accordance with the list of approved recruitment agreed between the parties, details of which are given at document 12.9.19 of the Data Room;

[1]	Words deleted are covered by para 2.5.

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2.27	grant, modify, agree to terminate or permit the lapse of any of its IP, or enter into any agreement relating to any such rights; and

2.28	make any material change to the accounting procedures, principles or policies by reference to which its accounts are drawn up.

3.	During the Interim Period, the Seller shall:

3.1

subject to the requirements of the Data Protection Legislation, provide the Buyer with such information and documents as it may reasonably require related to the terms of employment or any other matter concerning any Employee;

3.2	promptly upon reasonable request, give the Buyer and its advisers access at all reasonable times to the Key Employees; and

3.3

to the extent permitted from time to time by law and regulation, and subject to appropriate confidentiality obligations being in place, allow the Buyer from time to time on reasonable notice and during normal business hours to engage in discussions (either in person or remotely) with the Seller and/or the Key Employees in connection with (i) the integration of the Business into the business of the Buyer, and (ii) obtaining knowledge, know-how and other information in relation to the activities, operations, products and services supplied or to be supplied by the Business at Completion. The Seller shall use all reasonable endeavours to ensure that the Key Employees and other relevant members of staff disclose all information so reasonably requested by the Buyer.

4.	TRANSITION COMMITTEE

4.1

During the Interim Period, the Buyer and the Seller agree to form a transition committee (the “Transition Committee”) whereby the parties in attendance will discuss all matters relating to Schedule 2, Part 2 (Matters subject to Buyer’s Consent) and matters affecting the operation of the Business generally.

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4.2	The parties shall procure that at least one Transition Committee meeting will be held each month during the Interim Period.

4.3

The Buyer shall have the right to appoint two individuals to attend each Transition Committee meeting. The Seller shall have the right to appoint three individuals to attend each Transition Committee meeting.

4.4

The quorum for Transition Committee meetings shall be two, which must include a nominated individual from both the Seller and the Buyer. If such a quorum is not present within half an hour from the time appointed for the meeting, or if during a meeting such quorum ceases to be present, the meeting shall stand adjourned for forty-eight hours at the same time and place or at such time and place as determined by the individuals present at such meeting.

4.5

Any individual nominated by the Buyer or Seller may attend any Transition Committee meeting virtually, by teleconference or other means which allows such person to be heard by and speak to the other participants simultaneously.

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SCHEDULE 3

Part 1: Seller’s Completion obligations

DOCUMENTS TO BE DELIVERED AT COMPLETION

1.

Immediately prior to Completion, the Seller shall deliver, or procure the delivery, to the Buyer or the Buyer’s Solicitors of the Second Disclosure Letter duly executed by the Seller together with the Supplemental Disclosed Documents accompanying it, the index of which shall be initialled for the purposes of identification by or on behalf of the Seller.

2.	At Completion, the Seller shall deliver, or procure the delivery, to the Buyer or the Buyer’s Solicitors of:

2.1	stock transfer forms for the transfer of the Sale Shares, in agreed form, duly executed by the Seller in favour of the Buyer;

2.2	the share certificates for the Sale Shares or an indemnity, in agreed form, for any lost certificates;

2.3	the share certificates in respect of all issued shares in the capital of the Subsidiary;

2.4

the registers, minute books, PSC Register, authentication codes and other records required to be kept by each Group Company under the Companies Act 2006, in each case properly written up as at the Completion Date, together with the common seal (if any), certificate of incorporation and any certificates of incorporation on change of name relating to the Company and/or the Subsidiary (as the case may be);

2.5	bank statements for each of the Company’s and the Subsidiary’s bank accounts, showing the balances at the close of business on the last Business Day before Completion;

2.6

signed minutes, in agreed form, of a board meeting duly held by the Company approving the sale of the Sale Shares and the registration, subject to stamping, of the transfer of the Sale Shares and certain other matters relating to Completion;

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2.7	signed minutes, in agreed form, of a board meeting duly held by the Subsidiary approving certain matters relating to Completion;

2.8	a copy of the agreed form Excess Cash Statement (except where the Parties have been unable to agree the same);

2.9	not used;

2.10

a duly executed power of attorney in agreed form allowing the Buyer to exercise the rights attaching to the Sale Shares pending stamping and registration of the transfer to the Buyer of the Sale Shares;

2.11	a letter from the Seller confirming that it has ceased to be a registrable person (within the meaning of section 790C of the Companies Act 2006) in relation to the Company;

2.12	the Group Companies’ business plan in agreed form;

2.13	the Transitional Services Agreement, duly executed by the Seller and, if required, AXA France;

2.14	the Strategic Partnership Agreement, duly executed by the Seller; and

2.15	if then published and available, the audited financial statements of the Company and the Subsidiary as at and to 31 December 2021.

Part 2: Buyer’s Completion obligations

1.

Immediately prior to Completion, the Buyer shall deliver, or procure the delivery, to the Seller or the Seller’s Solicitors of the Second Disclosure Letter duly executed by the Buyer together with the Supplemental Disclosed Documents accompanying it, the index of which shall be initialled for the purposes of identification by or on behalf of the Buyer.

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2.	At Completion, the Buyer shall deliver, or procure the delivery, to the Seller or the Seller’s Solicitors of:

2.1	signed minutes, in agreed form, of a board meeting duly held by the Buyer approving Completion and certain related matters;

2.2	the Transitional Services Agreement, duly executed by the Buyer; and

2.3	the Strategic Partnership Agreement, duly executed by the Buyer.

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SCHEDULE 4

Warranties

Part 1: Fundamental Warranties

1.	POWER TO SELL SHARES

1.1

The Seller has taken all necessary actions and has all requisite power and authority to enter into and perform its obligations under this agreement and any other agreement to be entered into by it pursuant to this agreement.

1.2

This agreement and any other agreement to which the Seller is a party constitutes (or shall constitute when executed) valid, legal and binding obligations of the Seller in accordance with their respective terms.

1.3

The execution and delivery by the Seller of its obligations under this agreement and each of the other documents to which it is a party, and compliance with their respective terms, shall not breach or constitute a default under any agreement or instrument or any applicable law or regulation or order, judgment, decree by which the Seller is bound or under the Seller’s constitution.

2.	SHARE CAPITAL

2.1	The Sale Shares constitute the whole of the allotted and issued share capital of the Company and are fully paid or credited as fully paid.

2.2	The Seller is the sole legal owner of the Sale Shares and is entitled to transfer the legal title to the Sale Shares to the Buyer free from all Encumbrances, without the consent of any other person.

2.3

The Seller is the sole beneficial owner of the Sale Shares and is entitled to transfer the beneficial interest in the Sale Shares to the Buyer free from all Encumbrances, without the consent of any other person.

2.4	The Company is the sole legal and beneficial owner of the whole of the allotted and issued share capital of the Subsidiary.

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2.5	The issued shares of the Subsidiary are fully paid or credited as fully paid.

2.6	No Encumbrance has been granted to any person or otherwise exists affecting:

2.6.1	the Sale Shares or any issued shares of the Subsidiary; or

2.6.2	any unissued shares, debentures or other unissued securities of the Company or any of the Subsidiary.

No commitment to create any such Encumbrance has been given, nor has any person claimed any right to such an Encumbrance.

2.7

The Subsidiary is the only subsidiary undertaking of the Company. No Group Company owns, has any interest of any nature in, or has any right (exercisable now or in the future and whether contingent or not) to call for or require the allotment, issue, creation or transfer of, any share capital, loan capital or other securities in or of any person (other than another Group Company).

2.8

The information on the Group Companies set out in Schedule 1 is true, accurate, complete and not misleading. Each Group Company is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation. Each of the Group Companies has full power under its articles of association or other constitutional documents to conduct its business as conducted at the date of this agreement.

3.	SOLVENCY

3.1	Appointment of liquidator

No liquidator, provisional liquidator, administrator, receiver, administrative receiver or similar officer has been appointed in relation to either Group Company or the whole or any part of its assets or undertaking and, so far as the Seller is aware, no notice, petition or application has been given or filed in relation to the appointment of any of the same.

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3.2	Winding up

No resolution has been passed or order made for the winding up of either Group Company. So far as the Seller is aware, no petition for the winding up of either Group Company has been presented or withdrawn or dismissed.

3.3	Administration

No application has been made to the court for an administration order in respect of either Group Company and no notice of intention to appoint an administrator of either Group Company has been given or filed.

3.4	Informal arrangements with creditors

Neither of the Group Companies has proposed or agreed to a general composition, compromise, assignment or arrangement with any of its creditors.

3.5	Inability to pay debts

Neither Group Company is unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986, and there are no unsatisfied written demands that have been served on either of them pursuant to section 123(I)(a) of the Insolvency Act 1986. There is no unsatisfied judgment or court order outstanding against either Group Company.

3.6	Analogous proceedings

The Group Companies are not, in any jurisdiction, subject to or threatened by any other procedures or steps which are analogous to those set out above.

Part 2: General Warranties

1.	ACCOUNTS AND FINANCIAL MATTERS

1.1	The Accounts

The Accounts:

1.1.1

give a true and fair view of the state of affairs of the Group Companies and their assets and liabilities as at the Accounts Date and of the profits, losses and results of the Group Companies for the financial year ended on the Accounts Date;

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1.1.2

have been properly prepared in accordance with FRS 102, using appropriate policies and estimation techniques as required by section 10 of FRS 102, audited in accordance with the standards, principles and practices specified on the face of the Accounts and in compliance with the Companies Act 2006 and accounting standards, policies, principles and practices generally accepted in the United Kingdom; and

1.1.3

have been prepared on a basis consistent with the standards, principles and practices used in the preparation of the audited accounts of the Group Companies for the three consecutive financial years prior to the Accounts Date.

1.2	Position since Accounts Date

Since the Accounts Date:

1.2.1

the Group Companies have carried on their business in all material respects in the ordinary and usual course of business, and neither Group Company has made or agreed to make any payment other than routine payments in the ordinary and usual course of business ;

1.2.2

there has been no material adverse change in the turnover, financial or trading position or prospects of either Group Company and, so far as the Seller is aware, no circumstance has arisen which gives rise to any such change;

1.2.3

no customer or client representing more than 5% of the Group Companies’ turnover or profit has indicated that it will cease (or materially reduce) the volume of its business dealings with the Group Companies;

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1.2.4	neither Group Company has issued or agreed to issue, and there has been no transfer of, any share or loan capital or other debt or equity security or similar interest;

1.2.5

other than in the ordinary course of business, neither Group Company has entered into any contract, liability or commitment (whether in respect of capital expenditure or otherwise) which involved or may involve expenditure of more than £50,000 or an obligation of a material nature or magnitude;

1.2.6

other than in the ordinary course of business, neither Group Company has acquired or disposed of, or agreed to acquire or dispose of, any one or more assets in a single transaction or series of connected transactions, where the value of such assets exceeds £50,000;

1.2.7

other than normal course of business pay reviews and costs arising from staff replacements, neither Group Company has made any changes in terms of employment, including pension fund commitments, which taken together could increase the total staff costs of the Group Companies by more than £25,000 per annum or the remuneration of any one director or employee by more than £10,000 per annum;

1.2.8	there has been no material increase or decrease in the levels of debtors or creditors of either Group Company;

1.2.9	neither Group Company has repaid any borrowing or indebtedness in advance of its stated maturity;

1.2.10

neither Group Company has borrowed or raised any money or entered into any form of financial facility or granted any security (or has agreed to do any of the same) except car and equipment leasing in the normal course of business;

1.2.11

save for the Permitted Distribution and the 2020 Dividend, neither Group Company has declared, authorised, paid or made any dividend or other distribution, nor has either Group Company reduced, redeemed, repurchased or reorganised any of its share or loan capital;

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1.2.12	no resolution in general meeting or written resolution of shareholders of either Group Company has been passed; and

1.2.13	no change in the accounting reference period of either Group Company has been made.

1.3	Locked Box Accounts

1.3.1

The Locked Box Accounts have been prepared in accordance with the accounting policies, statements and practices used in preparing the Accounts applied on a consistent basis and fairly represents the assets and liabilities and profit and losses of the Group companies as at the Locked Box Date.

1.3.2

Having regard to the purpose for which they were prepared, the Locked Box Accounts are not materially misleading and do not materially misstate the assets, liabilities, profits, losses or state of affairs of the Group Companies as at the Locked Box Date.

1.4	No undisclosed liabilities

There are no actual liabilities or, so far as the Seller is aware, contingent liabilities of either of the Group Companies (whether or not those liabilities are required to be disclosed or provided for in accordance with generally accepted accounting principles) except for: (i) liabilities disclosed or provided for in the Accounts; or (ii) liabilities incurred in the ordinary and usual course of business since the Accounts Date.

1.5	Management Accounts

The Management Accounts have been carefully prepared in the same manner as the management accounts of the Group Companies for the previous eighteen (18) months prior to the date of this Agreement. The monthly Management Accounts differ in preparation to the Accounts in that the Accounts include statutory adjustments such as net downs and FX recalculations and which are not required for the monthly Management Accounts. The cumulative profits, assets and liabilities of the Group Companies stated in the Management Accounts have not been materially misstated and are not materially inaccurate and the Seller does not consider the Management Accounts to be misleading.

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2.	FINANCIAL DEBT

2.1	No external Financial Debt

Neither Group Company owes any Financial Debt to any person other than intercompany arrangements, reasonable and accurate details of which have been Disclosed.

2.2	No repayment notices

Neither Group Company has received any written notice to repay any Financial Debt which is repayable on demand.

2.3	No events of default

No event of default or any other event or circumstance which would entitle any person to call for or require early repayment of any Financial Debt of either Group Company or to enforce any security given by either Group Company (or, in either case, any event or circumstance which with the giving of notice would constitute such an event or circumstance) has occurred.

2.4	Bank accounts

Reasonable and accurate details of all bank accounts maintained by the Group Companies have been Disclosed.

2.5	Security interests

There is not outstanding any mortgage, charge, lien, pledge, debenture or other security interest of any kind given by or for the benefit of either Group Company.

2.6	Guarantees

There is no guarantee, indemnity, bond, letter of comfort or similar obligation given by or for the benefit of either Group Company.

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2.7	No factoring

Neither Group Company is party to any agreement or arrangement under which it has factored, sold or discounted any of its debts.

3.	REGULATORY AND COMPLIANCE MATTERS

3.1	Licences and permits

Each Group Company has obtained all licences, permits, permissions, approvals, authorisations and consents (together, “Approvals”) required for carrying on the Business in the places and in the manner in which it is carried on at the date of this agreement in accordance with all applicable laws and regulations and all Approvals remain in full force and effect in accordance with their terms. So far as the Seller is aware, there are no circumstances which indicate that any Approval will or is likely to be suspended, cancelled, revoked or not renewed, in whole or in part (whether as a result of the Transaction or any of the Transaction Documents or otherwise). Copies of all Approvals have been Disclosed.

3.2	Breach of Approvals

In the three years before the date of this agreement, neither Group Company has received notice from any Government Agency or Regulatory Authority that it is in breach of any Approval and neither Group Company is in breach of any Approval.

3.3	Appointed Representative Agreement

There is and has been at all material times a contract in place between the Company and the Subsidiary (the “Appointed Representative Agreement”) complying with all applicable requirements prescribed under the Financial Services and Markets Act 2000 (Appointed Representatives) Regulations 2001 and all applicable rules set out in section 12.5 of the Supervision Manual which forms part of the FCA’s Handbook of Rules and Guidance.

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3.4	Compliance with laws

Each Group Company has at all times and in all material respects conducted its business and affairs in accordance with its articles of association, bye-laws or other equivalent constitutional documents and in accordance with all applicable laws and Regulations including any orders or directions from any Government Agency or Regulatory Authority. Neither Group Company has received written notice from any Government Agency or Regulatory Authority that it is in breach of any law or Regulation and so far as the Seller is aware neither Group Company is in default of any statute, Regulation, order, decree, decision or judgment of any court or any governmental or Regulatory Authority in any jurisdiction which applies to that Group Company.

3.5	No required actions

No Regulatory Authority has required either Group Company to take or not to take any action (including in relation to any person acting for or on behalf of any Group Company) to rectify or mitigate any violation of or non-compliance with any Regulations, and neither Group Company has received any written notice or is under any order or direction from any Regulatory Authority regarding the same.

3.6	No investigations

Neither Group Company has been notified of any ongoing official investigation or inquiry or proceedings initiated by any Regulatory Authority with regard to any actual or suspected violation of or non-compliance with any Regulation nor do any circumstances or facts exist in relation to either Group Company (or any person acting on behalf of either Group Company) and/or to the conduct of the business of the Group Companies which are likely to give rise to any such investigation or inquiry or proceedings.

3.7	Correspondence with Regulators

Copies of all material correspondence between either Group Company and any relevant Regulatory Authority and the Company’s annual returns to the FCA for each of the last three years have been Disclosed.

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3.8	Statutory books

The statutory books of each Group Company required to be kept by applicable laws in its jurisdiction of incorporation have been maintained in accordance with such laws in all material respects, are correctly written up to the date of this agreement and contain a true, complete and accurate record of all matters and information which should be contained in them.

3.9	Filings

All returns, particulars, resolutions and documents required by law or Regulation to be filed with or delivered to any Regulatory Authorities or the Registrar of Companies in England and Wales and equivalent registries in other jurisdictions in respect of the Group Companies have been duly filed or delivered in all material respects within the relevant time limits in accordance with applicable law.

3.10	Branches

There are no branches of either Group Company carrying on any business outside of the United Kingdom.

4.	LITIGATION

4.1	No litigation

Neither Group Company is, or has been at any time in the previous three years, involved in or party to (whether as claimant or defendant or in any other capacity) any litigation, arbitration, mediation, contentious administrative proceedings or other dispute resolution proceedings and no such proceedings are pending or have been threatened in writing by or against either Group Company and, so far as the Seller is aware, there are no circumstances existing which are likely to lead to any such proceedings by or against either Group Company, in any such case where the amount in dispute in such proceedings is in excess of £20,000.

4.2	No judgment or award

There is no judgment, award, order or decision outstanding or pending against either Group Company or its assets.

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5.	RELATED PARTY TRANSACTIONS

5.1	No interests or arrangements

No current or former director, officer, manager or employee of either Group Company nor the Seller nor any other member of the Seller’s Group:

5.1.1

is engaged in or party to any transaction, agreement, contract, commitment, arrangement or understanding with either Group Company (other than, in the case of current directors, officers, managers or employees of either Group Company, their employment or service contract with a Group Company);

5.1.2	receives income from any source other than a Group Company which should properly accrue, or should have properly accrued, to such Group Company;

5.1.3	is a guarantor or is otherwise liable for any liability (including indebtedness) of either Group Company;

5.1.4	owns or has any rights in or to any of the material assets, properties or rights used by either Group Company; or

5.1.5

is a director or officer of, or so far as the Seller is aware, has any direct or indirect interest in any firm (other than AXA SA), corporation, association or business enterprise which is a supplier, customer, client or agent of either Group Company or has competed with or been engaged in any business of the kind being conducted by either Group Company.

6.	DIRECTORS AND OFFICERS

6.1	No shadow directors

The only directors of the Group Companies are those persons whose names are listed as such in Schedule 1. No person is a shadow director of either Group Company within the meaning of Section 251 of the Companies Act 2006.

6.2	No disqualification

No director of either Group Company has at any time within the six years before the date of the agreement been subject to any disqualification order under the Company Directors Disqualification Act 1986 or under any other legislation relating to the disqualification of directors and officers, or was the subject of any investigation or proceedings capable of leading to a disqualification order being made.

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7.	BUSINESS ASSETS

7.1	Ownership

Each Group Company is the sole legal and beneficial owner of, or is freely entitled to use all the assets (excluding the Property) included in the Accounts. No such assets are subject to any Encumbrances. Neither Group Company has (outside the ordinary and normal course of business) disposed of, or agreed to dispose of, any asset of its business included in the Accounts.

7.2	Possession

The assets of the business of the Group Companies are in the possession of or under the control of the Group Companies (to the extent that they are capable of possession) and where any such assets are used but not owned by either Group Company, no event or circumstance has occurred which may entitle any person to terminate any agreement in respect of such use.

7.3	Lease hire

No Group Company has provided any of its assets to any third party on lease, hire, hire-purchase, conditional sale or credit sale agreement terms. All leasing, hire, hire-purchase, conditional sale or credit sale agreements to which either Group Company is party have been Disclosed.

8.	INSURANCE

8.1	Insurances

The First Disclosure Letter includes complete and accurate details of all insurance policies maintained by or covering each Group Company and its business (the “Insurances”) as at the date of the First Disclosure Letter. The details in that summary are true and accurate in all material respects.

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8.2	Adequacy of Insurance

The Group Companies maintain, and have at all material times maintained, insurance cover which, in the reasonable view of the directors of the Group Companies, is adequate against all losses and liabilities, including business interruption, and all other risks that are normally insured against by a person carrying on the same type of business as the Business.

8.3	Not void or voidable

The Insurances are in full force and effect. All premiums payable to date in respect of the Insurances have been paid and there are no circumstances that the Seller is aware of which might lead to the insurers avoiding any liability under the Insurances or the premiums being increased. Entry into or performance of the Transaction Documents will not have the effect of terminating, or entitling any insurer to terminate, cover under any Insurances.

8.4	Claims

Reasonable and accurate details of all claims in excess of £25,000 under any Insurances made by either Group Company in the 24 months before the date of this agreement have been Disclosed. Neither Group Company has made any claim in excess of £25,000 under any Insurances which is still outstanding. There are no outstanding claims under, or in respect of the validity of, any of the Insurances and so far as the Seller is aware, there are no circumstances likely to give rise to a claim under any of the Insurances.

9.	COMMERCIAL MATTERS

9.1	Terms of business

Examples of the standard terms upon which the Group Companies do business with certain customers, clients or other persons have been Disclosed.

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9.2	Onerous/unusual contracts

Neither Group Company is a party to any agreement, transaction, obligation, commitment, understanding or arrangement:

9.2.1	which is not in the ordinary and proper course of business or not on arm’s length terms;

9.2.2	which is a partnership, joint venture, consortium, joint development, shareholder or similar arrangements;

9.2.3	which involves the grant of any sole or exclusive rights by or to the Group Companies;

9.2.4	which cannot be readily fulfilled or performed by the Group Companies on time and without undue or unusual expenditure of money and effort;

9.2.5	under which either Group Company has agreed to guarantee or provide any securities or indemnities in relation to any debt or obligation of any person who is not a Group Company;

9.2.6	which contains covenants limiting or excluding either Group Company’s right to do business and/or to compete in any area or in any field or with any person; or

9.2.7	under which either Group Company is liable for any Transaction-related costs or expenses (including any such costs or expenses of the Seller or any adviser to the Seller).

9.3	Certain Contracts

There are Disclosed copies of:

9.3.1	each contract with each Key Client; and

9.3.2	the Appointed Representative Agreement between the Company and the Subsidiary dated 1 January 2016.

9.4	Defaults

Neither Group Company is in material default under any contract or arrangement to which it is a party and, so far as the Seller is aware, no third party is in material default under any contract or arrangement with either Group Company. For this purpose, “material” means a default which is likely to have a cost (including, for this purpose, a loss of profit) to the Group Companies of £25,000 or more.

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9.5	Powers of attorney

Neither Group Company has given any power of attorney or other authority (express, implied or ostensible) which is still outstanding or effective to any person to enter into any contract or commitment on its behalf, other than to its employees to enter into routine trading contracts in the normal course of their duties.

9.6	Business names

Except for their full corporate names and trading names, which have been Disclosed, neither Group Company uses any other name for any purpose except former trading names which have not been used in the last two years prior to the date of this Agreement or which have been Disclosed and are used for incidental purposes in connection with Existing Distribution Agreements and/or Existing Policies. There are no facts, matters or circumstances which might prevent either Group Company from continuing to carry on business under its corporate names in any relevant jurisdiction.

9.7	Outstanding negotiations

Save in the ordinary course of business, there are no outstanding or ongoing negotiations which, to the Seller’s knowledge, are or could be of material importance to the Business, profits or assets of the Group Companies, or, other than in the ordinary course of business, any outstanding quotations or tenders for contract that, if accepted, would be material to the Group Companies.

10.	INTELLECTUAL PROPERTY

10.1	General

10.1.1

A Group Company is the sole legal and beneficial owner of all of the rights and interests in all of the registered IP which is owned by either Group Company and is material to the business of the Group Companies as carried on at the date of this agreement (the “Owned IP”) free from all Encumbrances and either owns or has validly licensed to it all other IP which is material to the business of the Group Companies (the “Business IP”). Complete and accurate particulars of the Owned IP and Business IP are set out in Schedule 9.

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10.1.2	The Owned IP and the Business IP comprise all of the IP that are required to carry on the Group Companies’ businesses as carried on as at the date of this agreement.

10.2	GDN Platform

The Company owns all rights, including IP rights, title and interest in the GDN Platform. The GDN Platform is solely and exclusively owned by the Company, free and clear of all Encumbrances.

10.3	Validity and enforceability of IP

The Owned IP and Business IP are valid, subsisting and enforceable and so far as the Seller is aware nothing has been done or not been done as a result of which any of them has ceased or (so far as the Seller is aware) might cease to be valid, subsisting or enforceable. In particular:

10.3.1	all application and renewal fees and other steps required for the prosecution, maintenance or protection of such rights have been paid on time or taken;

10.3.2

no mark, trade name or domain name identical or similar to any such rights has been registered, or is being used by any person in the same or a similar business to that of either Group Company in any country in which either Group Company has registered or is using that mark, trade name or domain name;

10.3.3	nothing has been done, or not been done, which might render any registered trade mark owned or used by either Group Company liable to be revoked or declared invalid;

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10.3.4	there are no pending or outstanding claims against either Group Company for compensation under the Patents Act 1977;

10.3.5	all moral rights in respect of such IP rights have been waived in favour of the Group Companies; and

10.3.6	there are and have in the past five years been no claims, challenges, disputes or proceedings, pending or threatened, in relation to the ownership, validity or use of the Owned IP or Business IP.

10.4	IP licenses

The Licences In and Licences Out that are material to the business as carried on by the Group Companies at the date of this agreement:

10.4.1	have all been Disclosed in the First Disclosure Letter;

10.4.2	are in force, valid and binding and, so far as the Seller is aware, nothing has been done or not been done as a result of which any of them has ceased to be valid;

10.4.3

have not been the subject of any material breach or default by either Group Company or, so far as the Seller is aware, any third party or, so far as the Seller is aware, of any event which, with the giving of notice or lapse of time, would constitute a default which would permit any counterparty to terminate any such Licences In or Licences Out;

10.4.4

are not, and have not been, the subject of any claim, dispute or proceeding, pending or threatened and there are no circumstances which are likely to give rise to a breach, claim, dispute or proceedings, and no reason to believe that such Licences In or Licences Out will not be renewed when they expire on the same or substantially similar terms; and

10.4.5	have, where necessary, been duly recorded or registered.

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10.5	Change of Control

A change of Control of the Group Companies, or any other transaction contemplated under this agreement, will not result in the termination of, or trigger a payment in respect of, or otherwise materially affect, any of the Owned IP or Business IP.

10.6	No infringement by third parties

So far as the Seller is aware, no third party is or has been infringing the Owned IP or the Business IP.

10.7	No infringement

None of the operations of either Group Company:

10.7.1 infringe, or have in the three years prior to the date of this agreement infringed, the IP of a third party;

10.7.2 have constituted or constitute any breach of duty of confidence, passing off or act of unfair competition; or

10.7.3 have given or give rise to any obligation to pay any royalty, fee compensation or any other sum in consideration for the use by either Group Company of the IP of any third party.

10.8	Confidential Information

So far as the Seller is aware, all confidential information relating to each Group Company (including know-how and any information relating to the business, assets, affairs, personnel or commercial relations of each Group Company) has been kept confidential and has not been disclosed to persons outside the AXA Group except in the ordinary course of business and subject to written confidentiality obligations from the third party. To the extent such confidentiality obligations are in force, and so far as the Seller is aware, such obligations have not been breached.

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11.	INFORMATION TECHNOLOGY

11.1	IT systems

11.1.1

All of the IT Systems used by the Group Companies in the course of their businesses (the “Business IT Systems”) are legally and beneficially owned by, or validly licensed, leased or supplied by third parties to, the Group Companies. Complete and accurate particulars of the Business IT Systems used by the Group Companies have been Disclosed.

11.1.2	The Business IT Systems comprise all of the IT Systems that are required to carry on the Group Companies’ businesses as they were carried on at the date of this agreement.

11.1.3	All of the Business IT Systems are maintained and supported by a third party under a valid agreement or by a Group Company.

11.1.4

Copies of all contracts or arrangements with third parties (excluding any member of the Seller’s Group) relating to the license, lease, supply, maintenance or support of the Business IT Systems which are material to the business of the Group Companies as carried on at the date of this agreement have been Disclosed, and there are no such contracts or arrangements with any member of the Seller’s Group.

11.1.5

There are no circumstances in which the ownership, benefit or right to use the Business IT Systems might be lost, or rendered liable to termination, by virtue of the entry into or performance of any of the Transaction Documents.

11.1.6

The Group Companies have obtained all necessary rights from third parties to enable their exclusive and unrestricted use of the Business IT Systems both before and after the date of this agreement for the purposes of carrying on the Business in the manner in which it was operated at and before the date of this agreement, and to fulfil any currently existing plans or proposals.

11.1.7

The contracts which the Group Companies have relating to the Business IT Systems are valid and binding and recorded in writing, and no act or omission has occurred which would, if necessary, with the giving of notice or lapse of time, constitute a breach of any of them.

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11.1.8	There are and in the 36 months before the date of this Agreement have been no claims, disputes or proceedings arising or threatened under any of the contracts or in respect of the Business IT Systems.

11.1.9

None of the contracts which the Group Companies have relating to the Business IT Systems is liable to be terminated or otherwise materially affected by a change of Control of the Company or the Subsidiary, and the Seller has no reason to believe that any of such contracts will not be renewed on the same or substantially the same terms when they expire.

11.2	No IT failures

In the 24 months before the date of this agreement, the Business IT Systems have not failed to any material extent and the data that they process has not been corrupted or compromised to any material extent. The Group Companies have implemented reasonable measures designed to prevent the Business IT Systems from being affected by viruses, bugs or other things that might distort their proper functioning, permit unauthorised access or disable them without the consent of the user.

11.3	Disaster Recovery

The Group Companies have adopted a business continuity and disaster recovery plan, the details of which have been Disclosed.

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11.4	Domain names and social media

Complete and accurate particulars of all Social Media Accounts and Domain Names are set out in Part 3 of Schedule 9. All Social Media Accounts and Domain Names are controlled and administered by the Group Companies and used exclusively in connection with the Business.

12.	DATA PROTECTION

12.1	The Group Companies comply, and in the three years prior to the date of this agreement complied, in material respects with all relevant requirements of Data Protection Legislation, including:

12.1.1	the data protection principles established therein;

12.1.2	requests from data subjects for access to data held by any of them; and

12.1.3	the requirements relating to the notification by data controllers to the relevant data protection regulator of their processing of Personal Data.

12.2

Neither Group Company has during the last five years received any written notice or allegation from either the UK Information Commissioner or from any other data protection regulator in any other jurisdiction, a data controller or a data subject alleging breach of any Data Protection Legislation (including data protection principles) and there is no fact or circumstance that may lead to any such notice, request, correspondence, communication, claim, compliance or enforcement action.

12.3	The Group Companies have each:

12.3.1

introduced and applied appropriate data protection policies and procedures concerning the collection, use, storage, retention and security of Personal Data (details of which are included in the First Disclosure Letter), and implemented regular use testing, audits and other documented mechanism to ensure and monitor compliance with such policies and procedures;

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12.3.2	maintained accurate and up to date records of all Personal Data processing activities as required by the Data Protection Legislation, copies of which have been Disclosed;

12.3.3	carried out and maintained accurate and up to date records of, all data protection impact assessments required by the Data Protection Legislation;

12.3.4	issued appropriate privacy notices to data subjects which comply with all applicable requirements of the Data Protection Legislation;

12.3.5	undertaken appropriate due diligence on any third parties it has appointed to process Personal Data as a processor or sub-processor (“Processors”) as required by the Data Protection Legislation; and

12.3.6	a binding contract in place with each third-party processing Personal Data on its behalf which meets the requirements of the Data Protection Legislation.

12.4	Other than in the normal course of business, the Group Companies do not transfer Personal Data out of the United Kingdom.

13.	REAL ESTATE

13.1	General

The Property comprises all the land and buildings owned, leased, controlled, occupied or used by either Group Company. The Property is leased (and not owned or licensed) by the Group Companies.

13.2	Possession and occupation

A Group Company is in possession of the whole of the Property and no other person is in (or actually or conditionally entitled to) possession, occupation, use or control of the Property. So far as the Seller is aware, the Property is not subject to any matter which affects either Group Company’s ability to continue to carry on its existing business from the Property substantially in the manner as at the date of this agreement.

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13.3	Leasehold Properties

In relation to the Property:

13.3.1	there are no subsisting formal notices alleging a breach by either Group Company of any covenants, conditions and agreements contained in the relevant leases, on the part of the tenant;

13.3.2	no rent payable by either Group Company is currently under review or in arrears;

13.3.3	neither Group Company has commuted any rent or other payment or paid any rent or other payment ahead of the due date for the payment;

13.3.4	no tenancy is being continued after the contractual expiry date whether pursuant to statute or otherwise;

13.3.5

the unexpired residue of the term granted by each lease of the Leasehold Properties is vested in the Company or the Subsidiary and is valid and subsisting against all persons, including any person in whom any superior estate or interest is vested;

13.3.6

any consents required for the grant of each lease of the Leasehold Properties and for any assignment of each lease, have been obtained and placed with the documents of title along with evidence of the registration of grant, where required;

13.3.7

it is in a fair state of repair and condition and other than general ordinary course of business maintenance, there are no development works, redevelopment works or fitting out works outstanding in respect of the Property;

13.3.8	the leases of the Leasehold Properties are the only lease agreements relating to the Leasehold Properties, and a copy of each such lease has been Disclosed; and

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13.3.9

so far as the Seller and the Group Companies are aware: (a) the current use of the Property is the lawful use for the purposes of planning laws and no notice has been received by either Group Company relating to any breach of law from the local planning authority or other competent authority relating to the use of the Property or any works carried out at the Property; and (b) the Property is not subject to any option to acquire or right of first refusal.

14.	EMPLOYMENT

14.1	Employee Details

Accurate (but anonymised) details of the following matters have been Disclosed:

14.1.1

the Employees (including details of their respective salaries and other key benefits, length of service, job title, and whether they are on secondment, family leave or absent due to ill health or for any other reason);

14.1.2	the terms of all current contracts of employment of any Key Employee;

14.1.3	the standard terms and conditions of employment and benefits (including any redundancy payment scheme) applicable to all or a particular grade or category of Employee; and

14.1.4	the terms of all bonus schemes applicable to any of the Employees.

14.2	Workers

Neither Group Company currently has any Workers.

14.3	Service Providers

The First Disclosure Letter includes anonymised details of all persons who are not Workers and who are providing services to the Group Companies under an agreement that is not a contract of employment with the Group Companies (including, in particular, where the individual acts as a consultant) and the particulars of the terms on which the individual provides services including:

14.3.1	the company that engages them;

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14.3.2	the remuneration of each individual (including any benefits and privileges provided or which the Group Companies are bound to provide to them);

14.3.3	the length of notice necessary to terminate each agreement, or if a fixed term, the expiry date of the fixed term and details of any previous renewals; and

14.3.4	the law governing the agreement.

14.4	Termination or suspension

There are no notices to terminate the contract of any Employee or Worker (whether given by the relevant employer or by the Employee or Worker) is pending, outstanding or threatened and no dispute under any applicable law or otherwise is outstanding between the Group Companies and any current or former Employee or Worker.

14.5	No payments in respect of termination or suspension

The Group Companies have not made or agreed to make a payment above £25,000 or provided or agreed to provide a benefit with a value exceeding £25,000 to any present or former director or officer of any Group Company or any Employee or to the dependents of any such director, officer or Employee in connection with the actual or proposed termination or suspension of employment or variation of an employment contract within the 24 months prior to the date of this agreement.

14.6	No amounts owing

There are no sums or other liabilities owing by either Group Company to any Employee or Worker or former Employee or Worker, other than amounts representing reimbursement of expenses, wages for the current salary period and accrued holiday pay for the current holiday year.

14.7	Loans

There are no loans or notional loans to any current or former director or officer of either Group Company or Employee, Worker or any nominees or associates of any such director, officer, Employee or Worker made or arranged by or on behalf of either Group Company.

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14.8	Incentive Schemes

Except as set out in the First Disclosure Letter, the Group Companies do not have in existence or participate in any incentive scheme. Any incentive scheme operated, adopted or contributed to by the Group Companies in relation to any of the Employees has been approved by the relevant taxation and regulatory authorities as is necessary and has complied with all statutory and regulatory requirements relating to such a scheme. No event has occurred which might cause such approval to be lost.

14.9	Compliance

In relation to the Group Companies:

14.9.1	All employees of the Group Companies have received a written statement of particulars of employment as required by section 1 Employment Rights Act 1996 to the extent they are so entitled.

14.9.2

As at the Completion Date, each person employed, hired or engaged by the Group Companies, has permission to live and work full time in the United Kingdom in the role in which they are employed, hired or engaged for the purposes of complying with section 8 of the Asylum and Immigration Act 1996 or sections 15 and 21 of the Immigration, Asylum and Nationality Act 2006.

14.9.3

The Group Companies have complied with their obligations under the Working Time Regulations 1998, in particular, as to the payment of holiday pay, the hours worked by its employees and as to its record-keeping obligations.

14.9.4	The First Disclosure Letter contains true, complete and accurate anonymised copies of all contracts, handbooks, policies and other documents which apply to the Group Companies Employees or Workers.

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14.9.5	The Group Companies have complied with all its obligations in relation to occupational health and safety and workers’ compensation.

14.9.6

The Group Companies are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, harassment, non-discrimination in employment, workers’ compensation, unemployment compensation and the collection and payment of withholding or payroll Taxes and similar Taxes.

14.10	Key Employees

No Key Employee has given or received notice terminating his or her employment or terms of service and, so far as the Seller is aware, no such Key Employee has any current intention of giving such notice.

14.11	Trade Union

No trade union or other body representing the Employees or any of them is recognised to any extent for the purpose of collective bargaining or other negotiating purposes.

14.12	Employees

All personnel whose services are material to the operation of the business of the Group Companies as carried on at the date of this agreement are employed by or, in the case of Workers, are engaged by the Group Companies.

14.13	Collective dismissals

Within the period of three years before the date of this agreement, the Group Companies have not initiated or completed the implementation of any redundancies or collective dismissals, or implemented or entered into a social plan.

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14.14	Complaints

There are no formal complaints, disputes or claims actual, pending or threatened, nor were there within the period of three years before the date of this agreement any material complaints, disputes or claims, against either of the Group Companies in relation to any Employee or Worker or former Employee or Worker and, so far as Seller is aware, there are no matters which could give rise to any such claim.

14.15	Benefits

Neither Group Company has any obligation to provide any maternity, paternity, adoption or other family friendly/carer-related benefits or sick pay to any employee in excess of statutory minimum requirements.

14.16	Effect of Transaction

There are no terms of employment or engagement for any Employee or Worker which provide that a change of control of either Group Company will entitle them to any payment or benefit, to treat themselves as redundant or otherwise dismissed, or to be released from any obligation.

14.17	TUPE

In the period of ten years preceding the date of this agreement, neither the Company nor the Subsidiary (nor any predecessor or owner of any part of their respective businesses) has been a party to a relevant transfer for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006 affecting any of the Employees or any other persons engaged in the Business and no event has occurred that may involve such persons in the future being a party to such a transfer. No such persons have had their terms or employment varied for any reason as a result of or connected with such a transfer.

15.	PENSIONS

15.1	Pension Scheme

The Pension Scheme is the only arrangements provided by either Group Company for the purpose of providing benefits on retirement or death for Employees.

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15.2	Contributions

All contributions, insurance premiums, tax and expenses payable by each Group Company in respect of the Pension Scheme have been paid. There are no liabilities outstanding in respect of the Pension Scheme at the date of this agreement. The contributions in respect of the Pension Scheme have been paid at the rate set out in the most recent schedule of contributions or the most recent payment schedule.

15.3	Rate of contributions

The First Disclosure Letter contains details of the rates at which the Group Companies and the employees’ contributions to the Pension Scheme are being paid and how they are calculated, and whether they are paid in advance or in arrears. All amounts due to the Pension Scheme have been paid.

15.4	Insured policies

All death and disability benefits provided to the Employees of the Group Companies are fully insured by an insurance policy with an insurer of good repute. The Seller is not aware of any reason why these policies might be invalidated, or why the insurer might try to set them aside.

15.5	No Claims

No claims or actions in respect of the Pension Scheme (including complaints to the Pensions Ombudsman or investigations by the Pensions Regulator) have been made and so far as the Seller is aware, there are no facts or circumstances likely to give rise to such claims or actions.

15.6	Compliance

Each Group Company complies with all legal and regulatory requirements that are relevant to the provision of benefits on retirement or death for Employees, including its employer automatic enrolment duties under Chapter 1 of Part 1 of the Pensions Act 2008. No notices, fines or other sanctions have been issued by the Pensions Regulator and no instances of non-compliance with the automatic enrolment obligations have been notified to the Pension Regulator in respect of the either Group Companies.

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15.7	Registered pension scheme

The Pension Scheme is a registered pension scheme for the purposes of Chapter 2 of Part 4 of the Finance Act 2004 and there is no reason why HMRC might de-register the scheme.

15.8	Money purchase scheme

The Pension Scheme is a money purchase scheme as defined under the Pension Schemes Act 1993 and neither Group Company has ever participated in a pension scheme that is not a money purchase scheme as so defined.

15.9	TUPE

So far as the Seller is aware, no Employee has any claim or right in respect of benefits on retirement or death payable on early retirement or redundancy which has transferred to either Group Company by operation of the Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006.

15.10	No discrimination

No discrimination on grounds of age, sex, disability, marital status, hours of work, fixed-term or temporary agency workers, sexual orientation, religion or belief is, or has at any stage been, made in the provision of pension, lump sum, death, ill-health, disability or accident benefits by the Group Companies in relation to any of Employees.

16.	OTHER EMPLOYEE MATTERS

16.1	Coronavirus Job Retention Scheme

16.1.1

The First Disclosure Letter includes anonymised details of all employees who have been absent and unable to work for a period of twenty-one (21) days or more due to COVID-19, or measures taken in connection with it, and how such employees are being paid.

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16.1.2	The Group Companies complied with their requirements under all applicable law when implementing any furlough leave, stand down, other leave or any direction in relation to working hours.

16.1.3	No employee of the Group Companies has raised any grievance and/or written concern regarding their furlough leave, stand down, other leave or any direction given in relation to working hours.

16.1.4	The Group Companies have obtained written consent from all employees to place them on furlough, other leave or stand down and no employee has refused to give consent.

17.	ANTI-BRIBERY AND CORRUPTION

17.1	No violations

Neither of the Group Companies nor so far as the Seller is aware, any of their current or former Associated Persons has authorised, offered, promised or given any financial or other advantage (including, without limitation any payment, loan, gift or transfer of anything of value), directly or indirectly, to or for the use or benefit of any Government Official (or to another person at the request or with the assent or acquiescence of such Government Official), or any other person, in order to assist either Group Company in improperly obtaining or retaining business for or with any person, in improperly directing business to any person, or in securing any improper advantage.

17.2	Policies and procedures

Each Group Company has in place adequate policies, systems, controls and procedures (i) designed to prevent it and its Associated Persons from violating any Anti-Bribery Law, and (ii) for reporting a violation or suspected violation of Anti-Bribery Law and for ensuring that all such reports are fully investigated and acted upon appropriately (details of which have been Disclosed).

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17.3	No investigations or proceeding

Neither of the Group Companies nor so far as the Seller is aware, any of their current or former Associated Persons is or has been subject to any investigation, inquiry or litigation, administrative or enforcement proceedings by any Government Agency or any customer regarding any offence or alleged offence under Anti-Bribery Law, and no such investigation, inquiry or proceedings have been threatened or are pending, and, so far as the Seller is aware, there are no circumstances likely to give rise to any such investigation, inquiry or proceedings.

18.	SANCTIONS

18.1	No arrangements with Sanctioned Persons or in Sanctioned Territories

Except as expressly licensed or authorised by the Office of Financial Sanctions Implementation of HM Treasury or any other Government Agency and as Disclosed in the First Disclosure Letter:

18.1.1

neither Group Company has, during the three years before the date of this agreement, entered into any agreement, transaction, dealing or relationship with or for the benefit of any Sanctioned Person (or involving any property thereof) or involving any Sanctioned Territory; and

18.1.2

neither Group Company, and no officer, director, or employee of any such person (acting in such capacity) has, during the three years before the date of this agreement, procured, assisted, approved, financed or facilitated any agreement, transaction, dealing or relationship entered into by any other person with or for the benefit of any Sanctioned Person (or involving any property thereof) or involving any Sanctioned Territory.

18.2	No proceedings

There is no litigation, legal action, suit, arbitration, investigation, inquiry, hearing or other proceeding related to any Economic Sanctions Law by or before any Government Agency against either Group Company or affecting the properties or assets of either Group Company.

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19.	ANTI-TRUST

19.1

Neither Group Company has done anything or is party to any agreement, arrangement, concerted practice or course of conduct which contravenes or is likely to or may contravene, or which required or requires notification under, or which is or is likely to be or has been the subject of any enquiry, complaint, investigation or proceeding under, the Enterprise Act 2002, Fair Trading Act 1973, the Treaty on the Functioning of the European Union, the Competition Act 1980, the Competition Act 1998, EU Regulation 4064/89 or EU Regulation 139/2004 or any other competition, anti-trust, consumer protection, anti-monopoly, anti-cartel, state aid control, merger or specific sectoral legislation or regulation in any country in which or with which it does business.

19.2	Neither Group Company is party to any agreement or arrangement which required registration under the Restrictive Trade Practices Acts 1976 and 1977.

Part 3: Tax Warranties

1.	RETURNS, DISPUTES AND COMPLIANCE

1.1

All notices, returns, elections, declarations, claims for Reliefs and computations legally required to be made, given or submitted by or in respect of either Group Company have within relevant time limits, been correctly made, given and/or submitted to the relevant Tax Authority in the six years prior to the date of this agreement and such submissions are true and accurate in all material respects and are not the subject of any enquiry or dispute.

1.2

Neither Group Company has been the subject of any non-routine investigation, audit or discovery by any Tax Authority in the six years prior to the date of this agreement, and the Seller is not aware of any reason why any such investigation, audit or discovery might be initiated, nor has either Group Company paid or become liable to pay any material penalty, surcharge, fine or interest in respect of Tax in the six years prior to the date of this agreement.

1.3

Neither Group Company is party to any agreement or arrangement with a Tax Authority whereby it is assessed to or accounts for Tax other than in accordance with the terms of relevant legislation or published practice of the relevant Tax Authority.

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1.4

All transactions in the six years prior to the date of this agreement in respect of which any clearance or consent was required by law from any Tax Authority have been entered into or carried out by a Group Company after such clearance or consent has first been properly obtained and any such clearance or consent has been obtained on the basis of full and accurate disclosure to the relevant Tax Authority of all material information in connection with such clearance or consent, and all such transactions for which such clearance or consent has been obtained have been carried out in accordance with the terms of such clearance or consent.

1.5

Neither Group Company is, nor so far as the Seller is aware will it become, liable to make to any person (including any Tax Authority) any payment in respect of any liability to Taxation which is primarily or directly chargeable against, or attributable to, any other person (other than a Group Company).

1.6

The Accounts provide for all Tax of the Group Companies in accordance with generally accepted accounting practice in respect of all periods ended on or before the Accounts Date. Proper provision has been made and shown in the Accounts for deferred tax in accordance with generally accepted accounting practice.

1.7	Since the Accounts Date, no liability to Tax has arisen to any Group Company other than Tax on trading income in the ordinary course of business and no accounting period for Tax purposes has ended.

2.	DEDUCTIONS AND PAYMENTS OF TAX

All Tax for which each Group Company is liable in the six years prior to the date of this agreement, whether of the United Kingdom or elsewhere, has been paid (insofar as such Tax ought to have been paid). Each Group Company has duly deducted all amounts from any payments from which Tax falls to be deducted at source in the six years prior to the date of this agreement and has duly paid or accounted for such amounts to the relevant Tax Authority by the due date for payment.

3.	RECORDS

Each Group Company has maintained (and supplied to the relevant Tax Authority if so requested) for the time periods required by law complete and accurate records, invoices and other information in relation to Tax that meet all legal requirements.

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4.	RESIDENCE / OVERSEAS ACTIVITIES

4.1

Each Group Company is and has always been resident in the jurisdiction of its incorporation for the purposes of Tax and has never been treated as resident outside the jurisdiction of its incorporation for the purposes of any double tax convention or for any other Tax purposes.

4.2

Neither Group Company has ever carried on any trade or otherwise been liable to Tax other than in the jurisdiction of its incorporation. No Taxation Authority in a jurisdiction where a Group Company does not file a Tax Return has made a claim that either Group Company is required to file a Tax Return.

4.3

Neither Group Company has a branch, agency or permanent establishment for Tax purposes outside the jurisdiction of its incorporation, nor held a material interest in an offshore fund and neither Group Company has ever held shares in a company which is not resident in the United Kingdom. Neither Group Company constitutes a permanent establishment or agent of another person, business or enterprise for any Tax purposes.

5.	CAPITAL ASSETS

5.1	Neither Group Company has ever held any right to which Part 8A of CTA 2010 applies or an exclusive licence in respect of such right within section 357BA of CTA 2010.

5.2	There are no Encumbrances for Taxes upon any assets of either Group Company except statutory liens for Taxes not yet due and payable.

6.	LOANS AND DERIVATIVES

All financing costs, including interest, discounts and premiums, payable by either Group Company in respect of its debts and other liabilities are deductible in computing its profits, gains or losses for Tax purposes.

7.	DISTRIBUTIONS AND OTHER PAYMENTS

7.1

Save for the Permitted Distribution and the 2020 Dividend, no distribution or deemed distribution, within the meaning of section 1000 or sections 1022-1027 of CTA 2010, has been made (or will be deemed to have been made) by either Group Company in the six years prior to Completion, except dividends shown in its statutory accounts, and neither Group Company is bound to make any such distribution.

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7.2	In the six years prior to the date of this agreement, neither Group Company has engaged in, nor been a party to, any of the transactions set out in Chapter 5 of Part 23 of CTA 2010 (demergers).

8.	TRANSFER PRICING

All transactions or arrangements made by each Group Company in the six years prior to the date of this agreement have been made on arm’s length terms and the processes by which prices and terms have been arrived at have, in each case, been documented in accordance with applicable legislation and published practice of the relevant Tax Authority and no notice, enquiry or adjustment has been made by any Tax Authority in connection with such transactions or arrangements.

9.	VALUE ADDED TAX

9.1	Each Group Company is a member of a group of companies for the purposes of section 43 of VATA 1994 (registration number 2432 6741 60). The representative member of the group is AXA UK plc.

9.2

Each Group Company has, in the four years prior to the date of this agreement, complied with all statutory provisions, rules, regulations, orders and directions in respect of VAT, submitted accurate returns within applicable time limits, and maintained full and accurate VAT records, invoices and other requisite documents. Neither Group Company has been subject to any forfeiture, surcharge or penalty, or material interest charge, or been given a written warning by a Tax Authority or been required to give security by any Tax Authority in respect of VAT.

9.3

VAT has been paid by each Group Company by the due date for payment in the four years prior to the date of this agreement, or provision has been made in the Locked Box Accounts or the Management Accounts for all amounts of VAT for which the relevant Group Company is liable.

9.4	The Group Companies make taxable and exempt supplies for VAT purposes

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9.5

Neither Group Company owns any assets which are capital items subject to the capital goods scheme under Part XV of the VAT Regulations 1995 in respect of which an adjustment may be required following Completion.

10.	STAMP DUTIES

10.1

All documents which establish or are necessary to establish the title of either Group Company to any asset owned at the date of this agreement or enforce any rights in respect of such assets have been duly stamped or adjudicated not liable and any applicable stamp duties or stamp duty land tax charges in respect of such documents or transactions, whether in the United Kingdom or elsewhere, have been duly accounted for and paid by the relevant Group Company and there are no documents located outside the United Kingdom which would attract stamp duty if brought into the United Kingdom.

10.2

No relief from stamp duty or stamp duty land tax previously granted will be withdrawn in connection with the sale of the Company pursuant to this Agreement or in respect of either Group Company ceasing to be a member of a group of companies.

10.3

The First Disclosure Letter sets out full and accurate details of any chargeable interest (as defined under section 48 of the Finance Act 2003) acquired or held by either Group Company before the date of this agreement in respect of which the Seller is aware or ought reasonably to be aware, that an additional land transaction return will be required to be filed with a Tax Authority and/or a payment of stamp duty land tax made on or after the date of this agreement.

11.	EMPLOYEE TAX

11.1

In the six years prior to the date of this agreement each Group Company has properly operated the PAYE system and complied with all its obligations in respect of national insurance and has complied with all its reporting, accounting and payment obligations to a Tax Authority in connection with payments (including notional payments) and benefits provided for employees or directors (including former employees and directors) of the Group Companies or others.

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11.2

There are no trusts or other arrangements in place under which any employees or former employees of the Group Companies or others could obtain a benefit in any form that could give rise to a liability of, or result in any obligation being imposed on, either Group Company after the date of this agreement.

11.3

There have not been any payments or loans made to, any assets made available or transferred to, or any assets earmarked, however informally, for the benefit of, any employee or former employee (or any associate of such employee or former employee) of either Group Company by an employee benefit trust or another third party, falling within the provisions of Part 7A to ITEPA.

12.	EMPLOYEE OPTIONS AND SECURITIES

12.1

No securities options or employment related securities (as defined in sections 420 and 421B(8) of ITEPA) have been granted, issued or transferred by either Group Company to any current, former or proposed employees or directors (or to any nominees or associates of such employees or directors) of either Group Company where such securities, options or employment related securities remain outstanding at the date of this agreement and there are no agreements, schemes or promises to make any such issues or transfers.

12.2

All reasonably foreseeable outstanding liabilities of each Group Company to account for PAYE or social security contributions (or equivalent liabilities in any jurisdiction) in connection with any shares, securities or options or arrangements relating to shares, securities or options, are covered by enforceable contractual arrangements for those liabilities to be met in full by the relevant current, former or proposed employee or director or some other person.

12.3

There are no disputes with any current or former employees or directors of either Group Company concerning anything falling within this paragraph, or any circumstances of which the Seller is aware that may lead to one.

13.	CLOSE COMPANIES

13.1

Save (if relevant) for the Permitted Distribution and the 2020 Dividend, no distribution within section 1064 of CTA 2010 has been made by either Group Company in the six years prior to the date of this agreement.

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13.2

Any loans or advances made in the six years prior to the date of this agreement, or agreed to be made, by either Group Company within sections 455, 459 and 460 of CTA 2010 have been disclosed in the First Disclosure Letter. Neither Group Company has released or written off, nor agreed to release or write off, the whole or any part of any such loans or advances.

14.	INHERITANCE TAX

14.1

No transfer of value (as defined in IHTA 1984) or disposal by way of gift (within the meaning of section 102 of Finance Act 1986) has at any time been made by or to either Group Company, and there are no other circumstances by reason of which any liability in respect of inheritance tax (or any similar tax in any jurisdiction) nor any other Encumbrance in relation to inheritance tax (or any similar tax in any other jurisdiction) has arisen or could arise on either Group Company.

14.2

No charge (as is defined in section 237 of IHTA 1984) is outstanding over any asset of either Group Company or in relation to any of the Sale Shares and so far as the Seller is aware no circumstances exist which could lead to any such charge arising in the future.

14.3

So far as the Seller is aware, there are not in existence any circumstances whereby any such power as is mentioned in section 212(1) of IHTA 1984 could be exercised in relation to any shares in or assets of either Group Company.

15.	ANTI-AVOIDANCE

Neither Group Company and so far as the Seller is aware no associate of either Group Company has been party to, or been a promoter of, or otherwise been involved in any transaction, scheme or arrangement designed wholly or mainly for the purpose of avoiding Tax, or in relation to which it has or may become liable to disclose or provide information in compliance with Part 7 of Finance Act 2004, Schedule 11A of VATA 1994 or any regulations made thereafter, or any other legislation in any jurisdiction requiring the disclosure of tax avoidance schemes.

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16.	SHARE SALE

This agreement, and the implementation of the transactions contemplated by this agreement, will not result in the deemed disposal, realisation or assignment of any of the assets or liabilities of either Group Company.

17.	GROUPS

17.1

Neither Group Company is obliged to make or be entitled to receive any payment for the surrender of losses under Part 5 or Part 5A of CTA 2010 or tax refunds under section 963 of CTA 2010 in respect of any period ending on or before Completion or any repayment of such a payment.

17.2	Neither Group Company has ever been party to any arrangements pursuant to sections 59F of TMA 1970 (group payment arrangements).

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SCHEDULE 5

Tax Covenant

1.	INTERPRETATION

1.1	In this Schedule the following words and expressions shall have the following meanings:

“Accounts Relief”	any Relief that is shown as an asset in the Locked Box Accounts, or has been taken into account in computing (and reducing) a provision for deferred Tax which appears in the Locked Box Accounts or has resulted in no provision for deferred tax being made in them;

“Event”	an event, act, transaction or omission, including, without limitation, a receipt or accrual of value, income or gains, a distribution, being or ceasing to be a member of any group or associated with any person, any change in residence of any person, the expiry of any period of time and the entering into and completion of this agreement, and includes any Event (as so defined) which is deemed to occur for the purpose of any Tax;

“Event occurring on or before Completion”	includes any series or combination of Events one or more of which takes place on or before Completion and one or more after, where one or more of those taking place on or before Completion is the entering into of a contract and those taking place after Completion take place pursuant to that contract;

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“Overprovision”	the amount by which any provision in the Locked Box Accounts relating to Tax (other than a provision for deferred Tax) is overstated or any entitlement to a refund, credit or repayment of Tax has proved to be understated (or not reflected at all) in the Locked Box Accounts (except to the extent that such overstatement or understatement results from the utilisation of a Buyer’s Relief), applying the accounting policies, principles and practices adopted in relation to the preparation of the Locked Box Accounts (and ignoring the effect of: (i) any change in law or any other change referred to in paragraph 3.1.5 of this Schedule made after Completion; and/or (ii) any action taken by any member of the Buyer’s Tax Group after Completion);

“Buyer’s Relief”

(a)   any Accounts Relief;

(b)   any Relief arising in respect of an Event occurring after Completion or in respect of an Event occurring in the ordinary course of business after the Locked Box Date; and

(c)   any Relief which arises to the Buyer or any member of the Buyer’s Tax Group, other than either Group Company

“Buyer’s Tax Group”	the Buyer and any other company or companies that are from time to time treated as members of the same group as, or otherwise connected or associated in any way with, the Buyer for any Tax purpose;

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“Group Relief”	has the meaning given in paragraph 12.3 of this Schedule;

“ITEPA”	the Income Tax (Earnings and Pensions) Act 2003;

“Loss”	includes absence, failure to obtain, non-existence, non-availability, reduction, modification, loss, counteraction, nullification, disallowance, withdrawal or clawback for whatever reason, and “Lost” shall be construed accordingly;

“Relief”	means any loss, relief, allowance, exemption, set-off, deduction, right to repayment or credit or other relief of a similar nature granted or available in relation to Tax;

“Seller’s Group”	the Seller and any other company or companies (other than the Group Companies) that are (or become) after Completion, or have in the seven years ending at Completion been members of the same group, or otherwise connected or associated in any way with the Seller for Tax purposes;

“Seller’s VAT Group”	the VAT group, within the meaning of sections 43A to 43D of the VATA 1994, of which AXA UK plc is the representative member and the Group Companies are members;

“Tax Claim”	a claim, assessment, notice, demand, or letter or other document issued by or on behalf of a Tax Authority, or a self-assessment, from which it appears that either Group Company is or may be liable or is sought to be made liable to make, or has made, a payment to the Tax Authority or is or may be or has been denied or sought to be denied a Relief;

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“Tax Liability”

(a)   a liability to pay Tax, or an amount in respect of or on account of Tax (including, but not limited to any payment for the surrender of Group Relief or repayment of any amounts previously received for the surrender of Group Relief (other than a payment or repayment to a Group Member or member of the Buyer’s Tax Group)), and includes:

(i) any liability satisfied before the date of this agreement; and

(ii)  any liability as a representative or for which either Group Company is not primarily accountable or for which it has a right of recourse against another person,

and stamp duty due shall be treated as debt due to the Crown;

(b)   the Loss, otherwise than by use or setting-off, of any Accounts Relief; and

(c)   the use or setting off of any Buyer’s Relief where, but for that use or set-off, either Group Company would have had a liability to make a payment falling within (a) above for which the Buyer would have been able to make a claim against the Seller under paragraph 2 of this Schedule.

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1.2

Without limitation, none of the following is regarded for the purposes of this Schedule as an Event occurring in either Group Company’s ordinary course of business and shall not be regarded as giving rise to or income, profits or gains earned, accrued or received in either Group Company’s ordinary course of business:

1.2.1

anything that relates to any scheme, transaction or arrangement that gives rise, or may give rise, to a Tax Liability under any anti-avoidance legislation, that is designed partly or wholly (or contains steps or stages designed partly or wholly) to avoid, reduce or defer a Tax Liability, or that gives rise to a duty to notify a Tax Authority under any legislation introduced to counter tax avoidance, including (without limitation) any Event giving rise to a liability under Parts 15 to 20 of the CTA 2010 (tax avoidance);

1.2.2	an Event giving rise to a liability under Part 7A ITEPA;

1.2.3

a distribution within the meaning of the CTA 2010, the creation, cancellation or reorganisation of share or loan capital, the creation, cancellation or repayment of any intra-group debt or either Group Company becoming or ceasing to be, or being treated as ceasing to be, a member of a group of companies, or becoming or ceasing to be associated or connected with any other company for any Tax purposes;

1.2.4	an Event which gives rise to a Tax Liability on deemed (as opposed to actual) profits;

1.2.5

any transaction which is treated for any Tax purpose as taking place for consideration that is less than market value, or for a consideration other than the actual consideration (if any), or in respect of which an adjustment falls to be made for any Tax purpose in either Group Company’s position by reason of the fact that its terms differ from those (if any) which would have been made between independent persons;

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1.2.6	a disposal of capital assets;

1.2.7	an Event giving rise to a liability within Chapter 3 of Part 10 of the CTA 2010;

1.2.8	anything that involves, or leads directly or indirectly to, a change of residence of either Group Company for Tax purposes; or

1.2.9

any liability arising as a result of the failure to properly deduct or account for Tax, or to comply with the provisions of any legislation relating to Tax and any act, omission or transaction that gives rise to any fine, penalty, surcharge, interest or other imposition relating to any Tax, and in addition, paragraph 3.1.2 shall not apply to:

1.2.10

any Tax Liability for which either Group Company is accountable in a representative capacity or for which it is not primarily accountable or for which it has a right of recourse against any other person; or

1.2.11	any fine, penalty, charge or interest in relation to Tax.

1.3

For the avoidance of doubt, unless the context otherwise requires, definitions of words and expressions, and principles of interpretation, set out in clause 1 of the agreement shall apply in this Schedule.

1.4

The amount that is to be treated for the purposes of this Schedule as a Tax Liability shall, in circumstances where paragraph (a) of the definition of Tax Liability applies, be the amount of the actual payment and, in circumstances where paragraph (b) or (c) of the definition of Tax Liability applies, shall be determined as follows:

1.4.1 the amount of a Tax Liability falling within paragraph (b) shall be:

1.4.1.1	where the Relief that is the subject of the Loss in question is a repayment of, or right to a repayment of, Tax, the amount of the repayment that would have been obtained but for the Loss; and

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1.4.1.2

where the Relief that is the subject of the Loss in question is a deduction from or offset against either income, profits or gains, or Tax, the amount of Tax which would (on the basis of Tax rates current at the date of Completion) have been saved if the Relief had not been Lost (assuming for this purpose that the relevant Group Company had sufficient profits or was otherwise in a position to use the Relief);

1.4.2	the amount of a Tax Liability falling within paragraph (c) shall be:

1.4.2.1

where the Relief that is the subject of the use or set off in question is a repayment of, or right to a repayment of, Tax, the amount of the repayment that would have been obtained but for its use or set-off; and

1.4.2.2

where the Relief that is the subject of the use or set off in question is a deduction from or offset against income, profits or gains, or Tax, the amount of Tax saved in consequence of the use or set off.

1.5	Unless the context otherwise requires, in this Schedule references to “paragraph” shall mean a paragraph of this Schedule.

2.	COVENANT

2.1	Subject to paragraph 3, the Seller hereby covenants that it shall pay to the Buyer an amount equal to any Tax Liability of either Group Company:

2.1.1

which arises in consequence of an Event occurring on or before Completion or in respect of any gross receipts, income, profits or gains earned, accrued or received (or deemed to be earned, accrued or received) by either Group Company on or before Completion;

2.1.2

that arises due to or in connection with the relationship for Tax purposes solely before Completion of either Group Company with any person other than a member of the Buyer’s Tax Group, whether arising before or after Completion;

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2.1.3

that is a liability of either Group Company to account for income tax or National Insurance contributions (NICs), whether arising before or after Completion, in respect of the grant, exercise, surrender, exchange or other disposal of an option or other right to acquire securities, or in respect of any acquisition, holding, variation or disposal of employment-related securities (as defined for the purposes of Part 7 of ITEPA) where the acquisition of the security or the grant of the option, or other right to acquire the security occurred on or before Completion;

2.1.4

that arises under Part 7A of ITEPA, whether arising before or after Completion, including any liability arising as a consequence of any payments or loans made to, any assets made available or transferred to, or any assets earmarked (however informally) for the benefit of any officer or employee or former officer or employee of either Group Company, or for the benefit of any relevant person, by an employee benefit trust (EBT) or another third party where the arrangement giving rise to the charge was entered into at a time when the third party was acting on the instructions of, or for the benefit of, the Seller or an associate of the Seller;

2.1.5	which is a liability for inheritance tax of a Group Company which:

2.1.5.1	arises as a result of a transfer of value occurring or deemed to occur on or before Completion (whether or not in conjunction with the death of any person whensoever occurring); or

2.1.5.2	has given rise at Completion to a charge on any of the Sale Shares or any of the assets of either Group Company; or

2.1.5.3

gives rise after Completion to a charge on any of the Sale Shares or any of the assets of either Group Company as the result of the death of any person within seven years of a transfer of value which occurred before Completion.

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2.2

The Seller shall pay the Buyer an amount equal to the amount of any reasonable third party costs (excluding recoverable VAT) properly incurred by either Group Company or the Buyer in connection with any matter for which the Seller is liable under paragraph 2.1 or taking or defending any action under this Schedule in respect of any Tax Liability for which the Seller is liable.

2.3

In determining for the purposes of this Schedule whether a charge on or power to sell, mortgage or charge any of the Sale Shares or any assets of either Group Company exists at any time, the fact that any Tax is not yet payable or may be paid by instalments shall be disregarded and such Tax shall be treated as becoming payable and a charge or power to sell, mortgage or charge as arising on the date of the transfer of value or other date or event on or in respect of which it becomes payable or arises; and the provisions of IHTA section 213 shall not apply to any payments falling to be made under this Schedule.

3.	EXCEPTIONS

3.1	Paragraph 2 does not apply to a liability, and the Seller shall not be liable for a breach of a Tax Warranty, to the extent that:

3.1.1

allowance, provision or reserve (other than for deferred Tax) in respect of the liability is made or taken into account in the Locked Box Accounts, or payment or discharge thereof was made on or before Completion and such payment or discharge is reflected in the Locked Box Accounts; or

3.1.2

subject to paragraph 1.2, the liability arises in consequence of an Event which has occurred, or income, profits or gains earned, accrued or received, in the period between the Locked Box Date and Completion in either Group Company’s ordinary course of business; or

3.1.3

the liability arises on or in connection with a cessation or diminution of either Group Company’s trade or business after Completion, or in connection with a major change in the nature or conduct of a trade or business carried on by either Group Company after Completion; or

3.1.4

the liability arises in connection with any underpayment of Tax prior to Completion under the Corporation Tax (Instalment Payments) Regulations 1998 SI 1998/3175 (as amended) where the Seller or the Group Company made a reasonable estimate of the Tax instalment payable based on the income, profits or gains reasonably expected to be earned, accrued or received; or

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3.1.5

the liability arises as a result of or is increased in consequence of an increase in Tax rates or a change in law, rule, regulation or administrative practice of a Tax Authority (or any new law, rule, regulation or administrative practice) or the withdrawal of any extra statutory concession, in each case announced and coming into force after Completion (whether or not having retrospective effect); or

3.1.6

the liability is attributable to a change made after Completion in the accounting, Tax or reporting policies, bases, methods or practices (including any variation upon which a Group Company holds or values it assets) or any change in the length of any accounting period of either Group Company but this exclusion shall not apply where any such change is effected in order to comply with generally accepted accounting practice (as defined in CTA 2010 section 1127) in force at and as applicable to the Group Company immediately before Completion; or

3.1.7

the liability results from the disclaimer, revocation or waiver after Completion of any part of the benefit of any Reliefs claimed by, or granted to, either Group Company prior to Completion provided that this paragraph 3.1.7 shall not apply where the action in question is or has been assumed in the preparation of the Locked Box Accounts; or

3.1.8

it would not have arisen but for or has been increased by a failure or omission by either Group Company to make any claim, election, surrender or disclaimer or to give any notice of consent or do any other thing after Completion, the making, giving or doing of which was taken into account or assumed in computing the provision for Tax in the Locked Box Accounts and details of which are apparent from the Locked Box Accounts or are given to the Buyer in reasonable time; or

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3.1.9

it is to fines, penalties or interest in respect of any Tax to the extent that it arises or is increased as a result of any unreasonable[2] delay or default of the Buyer or either Group Company after Completion; or

3.1.10

there is lawfully available (at no material cost) to either Group Company any Relief, other than a Buyer’s Relief, which is or could be offset against the Tax Liability in question (and so that the Buyer shall procure that each Group Company shall take all necessary steps to claim the benefit of any such Relief); or

3.1.11

the liability would not have arisen but for a voluntary transaction, act or omission effected by the Buyer or either Group Company outside the ordinary course of business after Completion and which the Buyer was aware, or ought reasonably to have been aware, would give rise to the liability in question otherwise than:

3.1.11.1	pursuant to a legally binding obligation entered into on or before Completion;

3.1.11.2	in compliance with any law, regulation or direction of any Taxation Authority; or

3.1.11.3	with the written agreement or at the written request of the Seller; or

3.1.12	the liability would not have arisen or would have been reduced but for the passing of a resolution for the voluntary winding up of either Group Company occurring after Completion; or

3.1.13	the liability was paid or discharged (or otherwise compensated for) at no expense to the Buyer or either Group Company; or

[2]	DACB note: the limitation has been reinstated but now refers to an unreasonable delay.

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3.1.14

the liability arises by reference to gross receipts, income, profits or gains that were actually earned, accrued or received by, or actually accrued to, either Group Company but were not (but should have been) reflected in the Locked Box Accounts (but only to the extent that the amount or benefit of such gross receipts, income, profits or gains (i) is retained (directly or indirectly) in any Group Company at Completion or has been received after Completion, or (ii) has been expended in the ordinary course of business since the Locked Box Date; or

3.1.15

in the case of a claim under this Schedule or the Tax Warranties, it also gives rise to a Leakage Claim and such Leakage Claim has been satisfied, insofar as the sum due under this Schedule or the Tax Warranties would be reduced if the payment in satisfaction of the Leakage Claim were credited against it; or

3.1.16

the liability arises or is increased as a result of either Group Company at any time from or after Completion ceasing to be resident in the United Kingdom for Tax purposes or becoming resident for Tax purposes or subject to Tax in any other jurisdiction; or

3.1.17	the liability is stamp duty or SDRT payable by the Buyer on the sale of the Sale Shares to the Buyer pursuant to this agreement or interest and/or penalties thereon; or

3.1.18

in the case of a claim under this Schedule, it also gives rise to a claim under the Warranties and such claim has been satisfied, insofar as the sum due under this Schedule would be reduced if the payment in satisfaction of the Warranty claim were credited against it; or

3.1.19

in the case of a claim under the Tax Warranties, it also gives rise to a claim under this Schedule and such claim has been satisfied insofar as the sum due under the Tax Warranties would be reduced if the payment under this Schedule were credited against it.

3.2

For the avoidance of doubt, references in paragraph 3.1 above to a “liability” shall include liabilities that would give rise to a claim for breach of any of the Tax Warranties, and to any other liabilities that would give rise to a claim under the covenants in paragraph 2.

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4.	DATE FOR PAYMENT AND INTEREST

4.1	The date on which any sum due under paragraph 2 shall be paid is as follows:

4.1.1

in a case that involves an actual payment of Tax, or an amount on account of Tax, by a Group Company, the later of five Business Days after the Seller receives notice from the Buyer requesting payment and five Business Days before the Tax has to be, or would have had to be, paid to the Tax Authority in order to prevent a liability to interest or a fine, surcharge or penalty arising (having regard, if applicable, to any postponement agreed to by the Tax Authority);

4.1.2

in the case of the loss of a right to repayment of Tax falling within limb (b) of the definition of Tax Liability or a payment in respect of costs under paragraph 2.2, five Business Days after the Seller receives notice from the Buyer of the amount the Seller is required to pay (such notice to include details and evidence of the amount due);

4.1.3

in a case falling within limb (b) of the definition of Tax Liability (other than a right to repayment of Tax), the later of five Business Days after the Seller receives notice from the Buyer requesting payment and the last date on which the Tax is or would have been required to be paid to the relevant Tax Authority in respect of the earlier of:

4.1.3.1	the period in which the Loss of the Accounts Relief gives rise to an actual liability to pay Tax; or

4.1.3.2	the period in which the Loss of the Accounts Relief occurs (assuming for this purpose that the Group Company had sufficient profits or was otherwise in a position to use the Relief).

4.1.4

in a case falling within paragraph (c) of the definition of Tax Liability (other than a right to repayment of Tax), the date on which the Tax saved by the Group Company is or would have been required to be paid to the relevant Tax Authority.

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4.1.5	any dispute as to the amount due under paragraph 4.1.1 or 4.1.4 shall be determined by the auditors for the time being of the relevant Group Company, acting as experts and not as arbitrators; and

4.1.6

if any sum due payable by the Seller under this Tax Covenant is not paid on the due date, the Seller shall in addition pay interest to the Buyer from the due date to and including the day of actual payment (or the next Business Day if the day of actual payment is not a Business Day). The rate of interest shall be 2% per annum above the base lending rate of Barclays Bank plc. Interest shall accrue on a daily basis; provided that interest shall not accrue for any period in respect of which interest due to the Tax Authority is included in the Seller’s payment.

5.	APPEALS AND CONDUCT OF CLAIMS

5.1

If, and only if, either Group Company or the Buyer becomes aware of a Tax Claim relating to a Tax Liability for which the Seller is, or would if substantiated be, or might be, or might if substantiated be, liable under paragraph 2 or the Tax Warranties:

5.1.1	the Buyer shall as soon as reasonably practicable give notice in writing of the Tax Claim to the Seller, but notice is not a condition precedent to the Seller’s liability under this Tax Covenant; and

5.1.2

subject to paragraphs 5.2 to 5.3, the Buyer shall, and shall ensure that each Group Company will, take any action the Seller may reasonably request in writing within ten Business Days of receipt of the Buyer’s notice to avoid, dispute, resist or compromise the Tax Claim. The Seller shall indemnify (to the Buyer’s reasonable satisfaction) the Buyer and each Group Company against any additional Tax and costs which the Buyer or either Group Company may reasonably and properly incur in connection with the taking of such action.

5.2

The Seller’s rights under paragraph 5.1.2 shall not arise or shall cease if it reasonably appears to the Buyer that the Seller or (before Completion) either Group Company has acted fraudulently or fraudulently omitted to act, or has been party to a deliberate concealment, in connection with the matter.

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5.3	The Buyer is not obliged to take, or cause to be taken, any action pursuant to paragraph 5.1.2:

5.3.1

which involves actually fighting a dispute beyond the first appellate body (meaning, for example, the First-tier Tax Tribunal or equivalent bodies in other jurisdictions) unless the Seller shall have produced to the Buyer (if the Tax is a United Kingdom tax or arises within the United Kingdom) the opinion of tax counsel of not less than seven years’ call, or (otherwise) the opinion of an expert of similar standing, that such action is reasonable;

5.3.2	if the Seller does not request the Buyer to take any action under paragraph 5.1.2 within fifteen (15) Business Days (starting with the date the notice is received by the Seller); or

5.3.3

if the Buyer is able to demonstrate (acting reasonably and in good faith) that the action requested would have a materially detrimental effect on the future Tax affairs of the Buyer or the Group Companies in circumstances where the Seller has not fully agreed to indemnify the Buyer or Group Companies against such effect.

5.4

The Buyer shall: (a) keep the Seller fully and promptly informed of all matters known to the Buyer or its advisers in connection with the Tax Claim; (b) promptly notify the Seller of any intended meeting with a relevant Tax Authority relating to the Tax Claim and allow the Seller and/or the Seller’s advisers to fully participate in any such meeting; (c) provide to the Seller copies of all documents and correspondence related to the Tax Claim; and (d) provide to the Seller for prior review any material documents or correspondence related to the Tax Claim which is to be submitted to a Tax Authority and make such amendments to such documents and correspondence as reasonably requested by the Seller and/or the Seller’s advisers.

5.5

Subject to the preceding provisions of this paragraph 5, the Buyer shall not, and shall procure that no Group Company shall, make any admission to any Tax Authority in relation to the Tax Claim which could give rise to a liability of the Seller under paragraph 2 of this Schedule or for breach of the Tax Warranties or settle or compromise the Tax Claim or agree any matter which is likely to affect the amount thereof without the Seller’s prior written consent (not to be unreasonably withheld or delayed) and except as required by law.

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6.	RECOVERY FROM THIRD PARTIES

6.1	If:

6.1.1	the Seller has paid an amount in full discharge of a liability under paragraph 2 or the Tax Warranties in respect of a matter; or

6.1.2	either Group Company is, or becomes, or may be, entitled to recover from a Relevant Person any amount in respect of such liability; and

6.1.3

the Seller has first agreed (to the Buyer’s reasonable satisfaction) to indemnify the Buyer and each Group Company against all reasonable costs which the Buyer or either Group Company may properly incur in connection with the taking of the following action, and against any Tax that may be suffered in respect of the amount recoverable, then, at the Seller’s written request, the Buyer shall, and shall ensure that each Group Company will, take any action reasonably requested by the Seller to enforce recovery against the other person.

6.2

In paragraph 6.1 “Relevant Person” means any person, including a Tax Authority or any person who has given tax advice to a Group Company on or before Completion, except for the Buyer, any member of the Buyer’s Tax Group and any past or present director or employee of the Buyer, any member of the Buyer’s Tax Group or either Group Company (unless such past or present director or employee has given a written indemnity in respect of the Tax).

6.3

The Buyer shall not be required to take any action under paragraph 6.1 (other than against a Tax Authority, any person who has given tax advice to a Group Company or any person who has provided a written indemnity in respect of the relevant Tax) that, the Buyer is able to demonstrate (acting reasonably and in good faith) will materially harm its or any Group Company’s legitimate commercial or employment relationship (potential or actual) with that or any other person.

6.4	The Buyer shall account to the Seller for the lesser of:

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6.4.1

the sum recovered (including any interest or repayment supplement paid by the other person), net of any Tax on the sum and that interest and all reasonable costs properly incurred by the Buyer or either Group Company in connection therewith (except insofar as already reimbursed by the Seller under paragraph 6.1.3); and

6.4.2	the amount paid by the Seller under paragraph 2 or the Tax Warranties (as applicable) in respect of that matter.

7.	OVERPROVISIONS

7.1

If, on or before the seventh anniversary of Completion, the Buyer becomes aware that the Locked Box Accounts overprovide for Tax (excluding deferred Tax) or understate any entitlement to a refund, credit or repayment of Tax the Buyer shall notify the Seller and if the Auditors certify (at the expense of the Seller) that any provision for Tax or understatement in the Accounts has proved to be an Overprovision, then:

7.1.1	the amount of any Overprovision shall first be set off against any payment then due from the Seller under this Schedule or the Tax Warranties;

7.1.2

to the extent that there is an excess, a refund shall be made to the Seller of any previous payment or payments made by the Seller under this Schedule or the Tax Warranties (and not previously refunded) up to the amount of such excess; and

7.1.3

to the extent that the excess referred to in paragraph 7.1.2 is not exhausted, the remainder of that excess will be carried forward and set off against any future payment or payments which become due from the Seller under this Schedule or the Tax Warranties, except to the extent that the excess is in respect of an understatement of an entitlement to a refund, credit or repayment of Tax, the amount of such excess shall be paid to the Seller within five Business Days of the understatement being certified.

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7.2

Where the Auditors have made a determination or certification under paragraph 7.1, the Seller or the Buyer may on or before the seventh anniversary of Completion instruct the Auditors to review and if necessary and as appropriate amend the original determination or certification (at the expense of the party requesting the review, or where a payment becomes due under this paragraph 7.2, at the expense of the party which is required to make that payment) and an adjusting payment equal to the amount of any disparity between the original and revised determinations shall be made by the Seller or the Buyer (as appropriate) as soon as reasonably practicable.

7.3

If the Auditors are unwilling or unable to make any determination, certification, review or otherwise act as envisaged by this Schedule, the Buyer shall procure that a firm of nationally recognised accountants reasonably acceptable to the Seller shall be instructed (and provided with sufficient information) to make the determination, certification, review or otherwise act in place of the Auditors. Where this paragraph 7.3 applies, any reference in this Schedule to the cost or expense of the Auditors being borne by any party or parties shall be construed accordingly.

8.	CORRESPONDING SAVINGS

8.1

Where a liability of the Seller under paragraph 2, or for breach of the Tax Warranties, that has been discharged in full by payment in cleared funds is in respect of a Tax Liability that has given rise to a Relief (other than a Buyer’s Relief), the Buyer shall inform the Seller and the Seller may instruct the Auditors (acting as experts and not as arbitrators) to certify by way of a written determination:

8.1.1

whether either Group Company has obtained a reduction or the elimination of a liability to make an actual payment of Tax (in respect of which paragraph 2 does not provide for a liability of the Seller to the Buyer) as a result of the use or set-off of such a Relief (“Saving”); and

8.1.2	the amount of the Saving.

8.2	The Saving shall be dealt with in accordance with paragraph 8.3.

8.3

Any Saving, less any amount that has been repaid to the Seller (or set off against any liability of the Seller) under any provision of this agreement or otherwise, or which represents the Buyer’s reasonable costs and expenses in connection with the Saving, shall:

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8.3.1	first be set off against any payment then due from the Seller under this agreement; and;

8.3.2

to the extent there is an excess, the Buyer shall procure that a refund shall be made to the Seller of any previous payments made by the Seller under paragraph 2 or for breach of the Tax Warranties and (not previously refunded) up to the amount of such excess.

8.4

To the extent that the amount of the Saving is not exhausted by payment under paragraph 8.3.2, the remainder of the Saving shall be carried forward and set off against any future payment or payments which become due from the Seller under paragraph 2 or pursuant to a claim for breach of any Tax Warranties.

8.5

Where the Auditors have made a determination under paragraph 8.1, the Seller or the Buyer may on or before the seventh anniversary of Completion instruct the Auditors to review and if necessary and as appropriate amend the original determination (at the expense of the party requesting the review, or where a payment becomes due under this paragraph 8.4, at the expense of the party which is required to make that payment) and an adjusting payment equal to the amount of any disparity between the original and revised determinations shall be made by the Seller or the Buyer (as appropriate) as soon as reasonably practicable.

9.	TAX RETURNS

9.1

Subject to the provisions of this paragraph 9, the Seller shall at the expense of the Group Companies cause the corporation tax returns of each Group Company to be prepared for all accounting periods ended on or prior to Completion and deal with all matters and correspondence relating thereto.

9.2

Any such return shall be submitted in draft to the Buyer for comment at least 20 Business Days before the last day on which the Tax has to be paid to the Tax Authority (or would have to be paid if there were any) without incurring interest. The Buyer shall comment within 10 working days of such submission and the Seller shall consider and, if reasonable, adopt any amendments requested by the Buyer.

9.3	Subject as above, the Buyer shall procure that each Group Company shall cause the finalised Tax returns to be authorised, signed and submitted to the Tax Authority.

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9.4

Where any Tax return of either Group Company is required to be submitted for, or in respect of, a period in which Completion occurs (a “Straddle Period”), the Buyer shall cause a draft of it to be submitted to the Seller at least twenty Business Days before its intended submission to the Tax Authority and the Buyer shall consider and, if reasonable, adopt any amendments requested by the Seller in relation to the part of the period up to and including Completion.

9.5	Each party shall cause to be sent to the other copies of all material communications (or in the case of oral communications, notes of them) received from or sent to the Tax Authority in relation to:

9.5.1	the returns to which paragraph 9.1 to 9.3 applies; and

9.5.2	the returns for the Straddle Period insofar as the communications relate to the part of the period up to and including Completion.

9.6	Nothing in this paragraph 9:

9.6.1	shall be construed as qualifying any obligation of the Seller under paragraph 2, or

9.6.2	shall be construed as entitling the Seller to require the utilisation or set-off of a Buyer’s Relief unless that utilisation or set-off is consistent with the Locked Box Accounts.

9.7

Where paragraph 5 and this paragraph 9 of this Schedule conflict, paragraph 5 shall prevail. Where it becomes apparent as a result of anything done under this paragraph 9 of the existence or possible existence of a Tax Liability for which the Seller may be liable pursuant to the provisions of this Schedule, the provisions of paragraph 5 shall thereafter apply in relation to the matter.

10.	INFORMATION ETC.

Each party shall provide, or procure that there is provided, any information in its possession (or, in the case of the Buyer, in the possession of either Group Company) which the other party shall reasonably request in writing to enable that other party to draw up Tax returns, or procure that they are drawn up, to compute Tax Liabilities to or respond to any request or demand from any Tax Authority, or generally to assist it to pursue its rights or meet its obligations under this Schedule.

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11.	BUYER’S COVENANT

11.1

The Buyer shall pay to the Seller an amount equal to the amount of the Seller’s liability for Tax or any amount for or on account of Tax which it is required to pay as a result of the failure by the Buyer or either Group Company after Completion to discharge that Tax.

11.2	The obligation of the Buyer to make a payment to the Seller under paragraph 11.1 above shall:

11.2.1	extend to any reasonable costs incurred by the Seller in connection with such Tax or a claim under paragraph 11.1;

11.2.2

not apply to Tax to the extent that the Buyer could claim payment in respect of it under paragraph 2 of this Schedule, except to the extent a payment has been made pursuant to paragraph 2 and the Tax to which it relates was not paid by either Group Company or the Buyer.

11.3

Paragraphs 4, 5, and 6 shall apply to the obligations contained in this paragraph 11 as they apply to the obligations contained in paragraph 2, replacing references to the Seller by the Buyer (and vice versa) where appropriate, and making any other necessary modifications.

12.	SURRENDER OF GROUP RELIEF OR OTHER ELECTION

12.1

Subject to, and in accordance with, the provisions of this paragraph 12, if any liability of the Seller under this Tax Covenant or for any claim under the Tax Warranties can be reduced or eliminated by:

12.1.1	the surrender of Group Relief by the Seller or any other company (other than a member of the Buyer’s Tax Group), to any Group Company; or

12.1.2

the making of an election for any gain on the disposal or notional disposal of an asset by any Group Company to be treated as accruing to a member of the Seller’s Group, the Seller may make, or procure the making of, any surrender or election and the Buyer shall procure that the Group Company shall take any action that the Seller reasonably requests to ensure that the surrender or election is validly made.

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12.2	No Group Company shall be liable to give any consideration for any surrender of or election in relation to Group Relief under paragraph 12.1.

12.3	In this paragraph 12 “Group Relief” means any or all of the following:

12.3.1	relief capable of being surrendered or claimed under Part 5 or Part 5A of the CTA 2010;

12.3.2	a Tax refund capable of being surrendered or claimed under section 963 of the CTA 2010;

12.3.3	the notional transfer of an asset or reallocation of a gain or loss under sections 171A or 179A of TCGA 1992 and the notional reallocation of a gain under section 792 of the CTA 2009; and

12.3.4	any other Relief available between members of a group for Tax purposes.

13.	VALUE ADDED TAX GROUPS

13.1

The Seller will, on or before Completion, give or procure the giving of notice to HMRC that each Group Company will cease to be under its control with effect from Completion and will use its best endeavours to procure that the date on which each Group Company ceases to be a member of the Seller’s VAT Group, falls on Completion.

13.2

The Buyer will procure that each Group Company provides to the representative member of the Seller’s VAT Group all information relating to each Group Company reasonably required to prepare the VAT return of the Seller’s VAT Group for any period that any Group Company has been a member of that VAT Group at least ten Business Days following written request for such information from the representative member (or such shorter period as is reasonable having regard to the due date for submission of the VAT return).

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13.3

The Buyer will procure that each Group Company contributes to the representative member of the Seller’s VAT Group that proportion of any VAT for which the representative member of the Seller’s VAT Group is accountable that is properly attributable to supplies, acquisitions and importations (Supplies) made before Completion by each Group Company (less any amount of deductible input tax that is attributable to those Supplies) and for which provision is made in the Locked Box Accounts or that relates to Supplies made or deemed to be made in each Group Company’s ordinary course of business after the Locked Box Date and up to, and including, the later of Completion and the date the Group Companies are removed from the Seller VAT Group.

13.4

Any contribution made under paragraph 13.2 shall be made in cleared funds the later of ten Business Days after demand is made for it and ten Business Days before the day on which the representative member must account for that VAT to HMRC.

13.5

The Seller shall pay, or shall procure to be paid, to the Group Companies an amount equivalent to the proportion of any repayment of VAT received by the representative member from HMRC or of any credit obtained by reference to an excess of deductible input tax over output tax that is attributable to Supplies made, or deemed to be made, by each Group Company while a member of the Seller’s VAT Group (ignoring, for this purpose, the deeming provisions in section 43(1) of VATA 1994) within ten Business Days of receipt by, or offset against a liability of, the representative member.

13.6	The Group Companies shall make no contribution under this paragraph 13, if and to the extent that it relates to an amount for which the Seller is liable to the Buyer under this agreement.

13.7

The Seller shall procure that the representative member of the Seller’s VAT Group shall afford each Group Company (and their advisers) such access to any of its records relating to VAT as may reasonably be required to prepare, submit and agree the VAT returns of any Group Company for the first VAT period beginning after Completion.

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SCHEDULE 6

Key Clients and Applicable Proportions

Key Clients	2021 Income	% of 2021	Continuing contracts	% Applicable Proportion
Carnext	649,043	20%
Carnext	620,578	19%	620,578	25%
Carnext NOK	28,465	1%	28,465	1%
Sytner	633,520	19%
Pro Rata / CoV Admin—Sytner	166,230	5%	166,230	7%
SYTNER	466,615	14%	466,615	19%
Sytner SF MBI	676	0%	676	0%
JLR	523,151	16%
JLR APIO GBP	125,897	4%
JLR APIO SGD	46,398	1%
JLR Colombia COP	4,299	0%
JLR EI	24,330	1%
JLR LACRO	28,866	1%
JLR MENA	64,262	-2%

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JLR SSA	64,377	2%
Total JLR Service Plan Admin	293,245	9%	293,245	12%
VW Group	506,842	15%
Seat Ireland	28,839	1%
SKODA Ireland	144,517	4%
VW Group MBI	148,068	4%
VW LCV	185,418	6%
Audi Singapore	150,352	5%
Audi Singapore	150,352	5%	150,352	6%
Daimler	147,396	4%
Daimler GAP	32,112	1%	32,112	1%
Daimler Tyre & Alloy	115,283	3%	115,283	5%
Key Clients	2,610,303	79%	1,873,556	75%
Others (not Key Clients)	687,982	21%	633,254	25%
Total revenue	3,298,285	100%	2,506,810	100%

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SCHEDULE 7

Limitations

1.	DUTY TO MITIGATE

The Buyer shall (and shall cause each Group Company to) take all reasonable steps to avoid or mitigate any loss or liability that may give rise to a Warranty Claim.

2.	BUYER’S KNOWLEDGE

The Buyer shall not be entitled to make a Warranty Claim if and to the extent that the facts, matters, events or circumstances giving rise to the Warranty Claim have been Disclosed.

3.	RECOVERY FROM THIRD PARTIES

3.1

In the event that the Buyer or either Group Company is at any time entitled to recover or otherwise claim reimbursement from a third party (including under an insurance policy) in respect of any matter or circumstance giving rise to a Warranty Claim the following provisions shall apply:

3.1.1

the Buyer shall (and shall procure that each Group Company shall) use reasonable commercial endeavours to enforce such recovery or seek such reimbursement from the relevant third party and shall do so before making a Warranty Claim against the Seller;

3.1.2

the liability of the Seller in respect of the relevant Warranty Claim shall be reduced by the amount (if any) actually recovered from the relevant third party (less all reasonable costs, charges and expenses incurred by the Buyer or either Group Company in recovering that sum), or extinguished if the amount recovered exceeds the amount of the relevant claim; and

3.1.3

if the Seller makes a payment to the Buyer in respect of a Warranty Claim and the Buyer or a Group Company subsequently recovers from a third party a sum which is referable to that Warranty Claim, the Buyer shall promptly repay to the Seller the lower of:

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3.1.3.1	the amount recovered from such third party (less all reasonable costs, charges and expenses incurred by the Buyer or that Group Company in recovering that sum); and

3.1.3.2	the amount paid to the Buyer by the Seller in relation to the relevant Warranty Claim.

3.2	If any amount is repaid to the Seller in accordance with paragraph 3.1.3 the amount so repaid shall be deemed to have never been paid by the Seller to the Buyer.

4.	VOLUNTARY ACTS

4.1

The Seller shall not be liable in respect of any Warranty Claim (other than a claim under the Tax Warranties) to the extent that the matter or circumstance giving rise to such Warranty Claim arises, occurs or is otherwise attributable to, or the Seller’s liability pursuant to such Warranty Claim is increased as a result of:

4.1.1

any voluntary act, omission, transaction or arrangement of the Buyer or a Group Company (or their respective directors, employees or agents) on or after Completion except where such act, transaction, omission or arrangement was:

4.1.1.1	carried out or effected pursuant to a legally binding obligation entered into on or before the date of this agreement; or

4.1.1.2	in the ordinary course of business of any Group Company carried on at Completion; or

4.1.2

any change in the accounting bases, policies, practices or methods applied in preparing any accounts or valuing any assets or liabilities of either Group Company introduced or having effect after Completion (other than to the extent necessary to comply with the law or FRS102 applying and in force on or prior to Completion).

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4.2

The Seller shall not be liable in respect of any Warranty Claim to the extent such liability comprises penalties, charges or interest arising directly or indirectly from any act, omission, transaction or arrangement of the Buyer or a Group Company after Completion.

5.	CONDUCT OF THIRD PARTY CLAIMS

5.1

The provisions of this paragraph 6 shall apply in the event that any third party brings or makes (or threatens to bring or make) any claim, demand, action or proceedings against the Buyer or either Group Company which may reasonably be considered likely to give rise to a Warranty Claim, other than a claim under the Tax Warranties (a “Third Party Claim”).

5.2	In the event of a Third Party Claim, the Buyer shall:

5.2.1

as soon as reasonably practicable, and in any event with 10 Business Days of the date upon which the Buyer (or any other member of the Buyer’s Group) becomes aware of the Third Party Claim, give written notice of the Third Party Claim to the Seller, specifying in reasonable detail the nature of the Third Party Claim;

5.2.2	keep the Seller fully informed of the progress of, and all material developments in relation to, the Third Party Claim; and

5.2.3	provide the Seller with copies of all information and correspondence relating to the Third Party Claim; and

5.2.4

give (and cause each member of the Buyer’s Group to give) the Seller and its professional advisers access at reasonable times (and on two Business Days’ prior written notice) to its premises and personnel, and to any relevant assets, accounts, documents or records within its control, for the purposes of enabling the Seller to assess the Third Party Claim and to exercise its rights under this paragraph 6.

5.3	Subject to the Seller indemnifying the Buyer in accordance with paragraph 5.4, the Buyer:

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5.3.1

shall take (or cause each member of the Buyer’s Group to take) such action as the Seller may reasonably request to avoid, dispute, resist, mitigate, compromise or defend the Third Party Claim or to appeal against any judgment given in respect of it; and

5.3.2

shall not (and shall procure that no other member of the Buyer’s Group shall) agree any compromise or settlement, or make any admission of liability or payment, in relation to the Third Party Claim without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed).

5.4

The Seller shall indemnify the Buyer in respect of all losses, liabilities, costs, charges and expenses that are reasonably and properly incurred by the Buyer (or any other member of the Buyer’s Group) as a consequence of any actions taken at the request of the Seller in accordance with paragraph 6.3.

5.5

The Buyer shall not be required to take or procure that any Group Company shall take any steps or proceedings that may, in the reasonable opinion of the Buyer, cause any material damage to any trading relationship or goodwill of the Buyer or the Company.

6.	NO RESCISSION

Save in the event of fraud, including fraudulent misrepresentation, the Buyer agrees that rescission shall not be available as a remedy for any breach of this agreement and the Buyer shall not be entitled to rescind or terminate this agreement.

DAC Beachcroft LLP

SCHEDULE 8

Clients and Restricted Products

DAC Beachcroft LLP

DAC Beachcroft LLP

SCHEDULE 9

Intellectual Property

Part 1: Owned IP

GDN Source Code

Part 2: Business IP

None.

Part 3: Domain Names and Social Media Accounts

Domain Name	Expiry
a1guarantee.co.uk	Jan 13, 2023

axa-gdn.com	Mar 24, 2022

a1warranty.co.uk	May 18, 2022

a1warrantyservices.co.uk	Oct 26, 2022

linkwaysecuredocuments-gdn.co.uk	Jul 10, 2022

lumleyauto.co.uk	Jul 23, 2022

g3ceramic.co.uk	Oct 29, 2022

generation3ceramic.co.uk	Oct 29, 2022

globalim.co.uk	Sep 26, 2022

globalims.co.uk	Feb 3, 2023

generation3ceramic.com	Oct 29, 2022

g3ceramic.com	Oct 29, 2022

DAC Beachcroft LLP

globaldealernetworking.com	Feb 16, 2024

globalimgroup.net	Sep 26, 2023

MySmartInsurance.co.uk

MySmartInsurance.fr

MySmartInsurance.de

mysmartinsurance.com

monsmartassurance.fr https://www.linkedin.com/company/global- insurance-management/about/

DAC Beachcroft LLP

SIGNATURE PAGE

SIGNED by )

for and on behalf of AXA PARTNERS HOLDING S.A.)	/s/ Marc Audrin

(authorised signatory)

SIGNED by )

for and on behalf of ROADZEN INC.)	/s/ Rohan Malhotra

(authorised signatory)